QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 10 DATED APRIL 28, 2011
TO THE PROSPECTUS DATED APRIL 29, 2010

        This Supplement No. 10 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated April 29, 2010. Supplement No. 10 supersedes and replaces all prior supplements to the prospectus. Unless otherwise defined in this Supplement No. 10, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

  •
  operating information, including the status of our public offering, portfolio data, distribution information, funds from operations information, dilution information, selected financial data, share redemption information and compensation to our advisor and its affiliates;

  •
  a change to the suitability standards applicable to investors in Tennessee;

  •
  additional risk factor information;

  •
  our appointment of a new Chief Financial Officer and Treasurer;

  •
  recent tax legislation regarding cost basis reporting;

  •
  updated information regarding the prior performance of other Behringer Harvard sponsored programs, including prior performance tables, as of December 31, 2010;

  •
  quantitative and qualitative disclosure about market risk;

  •
  experts language; and

  •
  information incorporated by reference.

OPERATING INFORMATION

Status of Offering

        We commenced this initial public offering of shares of our common stock on January 21, 2008. As of March 18, 2011, we had accepted investors' subscriptions for and issued approximately 22.2 million shares of our common stock pursuant to our primary offering, resulting in aggregate gross proceeds of approximately $222 million. As of March 18, 2011, approximately 77.8 million shares of our common stock remain available for sale in our primary offering, and approximately 23.8 million shares of our common stock remain available for issuance under our distribution reinvestment plan. We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

        On September 13, 2010, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering. Pursuant to the registration statement, we propose to register 50 million shares of our common stock at a price of $10.00 per share in our primary offering, with discounts available to investors who purchase more than 50,000 shares and to other categories of purchasers. We will also register 25 million shares of common stock pursuant to our distribution reinvestment plan at $9.50 per share. We expect to commence our follow-on offering during the third quarter of 2011. We intend to cease offering shares of common stock in this offering upon the earlier of July 3, 2011 or the date the registration statement relating to our proposed follow-on offering is declared effective by the SEC.

Investment Portfolio

  Real Property Investments

        As of December 31, 2010, we consolidated eight real property investments. In addition, we have a noncontrolling, unconsolidated ownership interest in one real property investment that we account for using the equity method. All of our real property ownership interests have been acquired from third parties unaffiliated with us or our advisor. The following is a summary of our consolidated real property investments as of December 31, 2010:

Property Name	Location	Property Type	Date Acquired	Ownership Interest(1)	Contract Purchase Price(2)		Approximate Rentable Space or Number of Units and Total Square Feet of Units	Approximate Annualized Base Rent or Average Effective Monthly Rent Per Unit(3)		Average Remaining Lease Term in Years	Approximate % Leased
1875 Lawrence	Denver, Colorado	Office Building	10/28/08	100%	$34,500,000		185,000 sq. ft.	$4,097,750		3.2	71%
Palms of Monterrey(4)	Fort Myers, Florida	Multifamily	5/10/10	90%	$25,400,000	(4)	408 units and 518,000 sq. ft.	$789		N/A	96%
Holstenplatz	Hamburg, Germany	Office Building	6/30/10	100%	$12,500,000	(5)	80,000 sq. ft.	$1,256,000	(6)	4.7	86%
Archibald Business Center	Ontario, California	Office and Industrial Warehouse	8/27/10	80%	$9,500,000		231,000 sq. ft.	$799,260		1	100%
Parrot's Landing	North Lauderdale, Florida	Multifamily	9/17/10	90%	$42,000,000		560 units and 519,000 sq. ft.	$908		N/A	94%
Florida MOB Portfolio(7)	South Florida	Medical Office	10/8/10 & 10/20/10(7)	90% (8)	$70,800,000		694,000 sq. ft.	$13,498,300		2.3	83%
Courtyard Kauai at Coconut Beach Hotel	Kauai, Hawaii	Hotel	10/20/10	80%	$38,000,000	(9)	311 rooms and 6,200 sq. feet of meeting space	(10)		N/A	30%
Interchange Business Center	San Bernardino, California	Industrial	11/23/10	80%	$30,000,000		802,000	$2,815,020		3.1	29%

(1)
Properties in which we do not own a 100% interest were acquired through joint ventures with unaffiliated third parties. In each of our joint venture arrangements, our joint venture partner may manage the property subject to our approval of all major decisions. In addition, our joint venture partners generally receive a promote after the joint venture members have received a preferred return.

(2)
Contract purchase price excludes closing costs. We have funded the contract purchase price for our real property investments based on our ownership interest in the property.

(3)
Annualized base rent for our office and industrial properties is calculated by annualizing the current, in-place monthly base rent for leases as of December 31, 2010 and does not take into account any rent concessions or prospective rent increases. To the extent we are required to provide rent concessions in the future, our annualized base rent may be lower. For the year ended December 31, 2010, we incurred $0.3 million in free rent, which is approximately 2% of our consolidated rental revenues as of December 31, 2010. Effective monthly rent per unit for our multifamily properties reflects tenant concessions available over the term of the lease.

(4)
Prior to May 10, 2010, our investment was in the promissory note secured by a first lien mortgage on Palms of Monterrey that we purchased in default on October 2, 2009. We acquired a fee simple interest in Palms of Monterrey through foreclosure proceedings. The contract purchase price of the property is the purchase price for the promissory note we acquired in default.

(5)
The contract purchase price for Holstenplatz was €10.25 million. The contract purchase price provided in the table is based upon a spot foreign exchange rate of $1.22 per Euro as of June 30, 2010, the date of acquisition.

(6)
The annualized base rent for Holstenplatz was €819,611 as of December 31, 2010. The annualized base rent provided in the table is based upon a spot foreign exchange rate of $1.3252 per Euro as of December 31, 2010.

(7)
On October 8, 2010, we acquired a portfolio of eight medical office buildings and fee simple title to certain excess land related to the portfolio, and entered into ground leases with the seller for each of the eight buildings, which ground leases expire in October 2060 with an option to extend the lease for 25 years, known as the Original Florida MOB Portfolio. Fee simple title to the land upon which the eight buildings are located was retained by the seller. On October 20, 2010, we acquired a medical office building known as Garden Medical Pavilion. Collectively, we refer to the Original Florida MOB Portfolio and Gardens Medical Pavilion as the Florida MOB Portfolio.

(8)
The Florida MOB Portfolio consists of 9 medical office buildings. We own 90% of each of eight of the buildings. We own 90% of an approximately 90% JV interest in the ninth building, Gardens Medical Pavilion.

(9)
The Courtyard Kauai at Coconut Beach Hotel was acquired for the assumption and modification of $38 million of existing senior financing secured by a first lien mortgage on the property.

(10)
As of December 31, 2010, the average daily rate per room was $98.89, and revenue per available room was $29.73.

        We believe that our real estate properties are suitable for their intended purpose and adequately covered by insurance. We intend to make $5.3 million and $11.7 million of renovations and improvements to the Florida MOB Portfolio and the Courtyard Kauai at Coconut Beach Hotel, respectively. Our properties are located in submarkets where there are a number of comparable properties that might compete with them.

        In addition to the properties summarized above, we have a noncontrolling, unconsolidated ownership interest in a two building industrial warehouse complex with an aggregate 1.4 million square feet of rentable space located in San Bernardino, California ("Inland Empire Distribution Center") that we account for using the equity method. We paid $3.7 million, exclusive of closing costs, for our equity interest in the property.

  Real Estate-Related Investments

        As of December 31, 2010, we owned one real estate loan receivable acquired through a transaction with a third party unaffiliated with us or our advisor. The following is a summary of our real estate loan receivable as of December 31, 2010 (dollars in thousands):

Loan Name/ Location of Related Property or Collateral	Date Acquired	Property Type	Loan Type	Payment Type		Outstanding Principal Balance	Purchase Price	Contractual Interest Rate	Maturity Date	Carrying Amount
PAL Junior Loan/ U.S. Army Installations Nationwide	8/14/2009	Hospitality/ Redevelopment	Second Mortgage		(1)	$25,000	Origination	18%	9/1/2016	$25,202

(1)
Interest only monthly payments calculated at the rate of 10% per annum (the "Minimum Monthly Payment") from October 1, 2009 through September 1, 2011. Minimum Monthly Payments, and accrued and unpaid interest to the extent of available cash flow from October 1, 2011 and ending on September 1, 2013. Minimum Monthly Payments, and accrued and unpaid interest and principal to the extent of available cash flow from October 1, 2013 and ending on August 1, 2016 with any remaining principal amount and accrued and unpaid interest due and payable upon maturity.

  Recent Investment and Financing Activity

        On April 25, 2011, we, through a joint venture (the "River Housing Joint Venture"), acquired a portfolio of student housing communities owned by an unaffiliated third party, consisting of 364 rentable units (1,128 beds) and totaling an aggregate 449,409 square feet in Athens, Georgia (the "River Club apartments and River Walk townhomes"). The aggregate contract purchase price of the portfolio was $32.75 million, excluding closing costs. We own an 85% interest in the River Housing Joint Venture and our joint venture partner, The Scion Group, owns the remaining 15% interest. We funded our portion of the contract purchase price with proceeds from this offering and mortgage financing as described below.

        The River Club apartments and River Walk townhomes are located within two miles of the University of Georgia campus. The River Club apartments have 265 rentable units and 792 beds and the River Walk townhomes have 99 units and 336 beds. As of April 20, 2011, the effective monthly rent per bed for the River Club apartments and the River Walk townhomes was $372 and $380, respectively. As of April 20, 2011, the River Club apartments and the River Walk townhomes were both 97% leased.

        On April 25, 2011, the River Housing Joint Venture entered two mortgage loan agreements with an unaffiliated third party for $17.7 million and $7.5 million, secured by the River Club apartments and River Walk townhomes, respectively. The loans bear interest at 5.26% per annum and require monthly interest only payments through May 2013, followed by monthly principal and interest payments with principal calculated using an amortization term of 30 years. The loans mature on May 1, 2018 and may be prepaid in whole but not in part subject to a prepayment premium if repayment is made prior to November 2018.

        We believe that the River Club apartments and River Walk townhomes are suitable for their intended purposes and adequately covered by insurance. We intend to make $2.1 million in renovations and improvements to the properties. There are a number of comparable properties located in the same submarket that might compete with the River Club apartments and the River Walk townhomes.

  Debt Obligations

        The following is a summary of our outstanding debt obligations as of December 31, 2010:

Property and Related Loan	Date Loan Entered	Outstanding Principal Balance (in millions)		Interest Rate	Loan Type	Maturity Date(1)
1875 Lawrence Mortgage Loan(2)	12/31/2008	$19.4	(3)	LIBOR + 2.5%(4)	Monthly principal and interest payments with principal calculated using an amortization term of 25 years.	12/31/2012
Palms of Monterrey Mortgage Loan(5)	6/11/2010	$19.7		LIBOR + 3.35%(6)	Monthly interest only payments through July 1, 2012, followed by principal and interest payments with principal calculated using an amortization term of 30 years.	7/1/2017
Holstenplatz Mortgage Loan	6/30/2010	$10.4	(7)	3.887%	Monthly principal payments of $18,222(8) plus accrued interest.	4/30/2015
Parrot's Landing Mortgage Loan(9)	9/17/2010	$29.5		4.23%	Monthly principal and interest payments of $145,159.87.	10/1/2017
Courtyard Kauai at Coconut Beach Hotel Mortgage Loan(10)	10/20/2010	$38		LIBOR + 0.95%(11)	Monthly interest only payments.	11/9/2015
Archibald Business Center Mortgage Loan(12)	10/25/2010	$6.1	(13)	10%	Monthly interest only payments.	11/01/2013	(14)
Interchange Business Center Mortgage Loan(15)	11/23/2010	$18.1	(16)	LIBOR + 5%(17)	Monthly interest only payments.	12/1/2013
Florida MOB Portfolio—Gardens Mortgage Loan(18)	12/20/2010	$15		4.9%	Monthly principal and interest payments of approximately $113,292 calculated using an amortization term of 25 years.	1/1/2018
Florida MOB Portfolio—Palmetto Mortgage Loan(18)	12/27/2010	$6.35		4.55%	Monthly principal and interest payments of $35,475.82 calculated using an amortization term of 25 years.	1/1/2016
Florida MOB Portfolio—Victor Farris Mortgage Loan(18)	12/27/2010	$12.8		4.55%	Monthly principal and interest payments of $71,510.31 calculated using an amortization term of 25 years.	1/1/2016

(1)
Represents the initial maturity date or the maturity date as extended as of December 31, 2010; subject to certain conditions, the maturity dates of certain loans may be extended beyond the dates shown.

(2)
We have unconditionally guaranteed payment of the mortgage loan for an amount not to exceed the lesser of (a) $11.75 million and (b) 50% of the total amount advanced under the loan agreement if the aggregate amount advanced is less than $23.5 million.

(3)
The outstanding principal balance is part of a $23.5 million loan agreement.

(4)
The interest rate has a floor of 6.25%.

(5)
The loan is subject to a sliding prepayment premium based on the period of time for which the debt has been outstanding if prepaid prior to April 1, 2017.

(6)
The interest rate has a ceiling of 7%.

(7)
The outstanding principal balance is part of a €8.25 million ($10.1 million) loan agreement, of which the initial advance of €7.95 ($9.7 million) was used to fund acquisition and acquisition-related costs of Holstenplatz. The remaining €0.3 million ($0.4 million) not funded at closing is available for future leasing costs and tenant improvements. The preceding U.S. Dollar amounts are provided based upon a spot foreign exchange rate of $1.22 per Euro as of June 30, 2010, the date of origination of the loan. U.S. Dollar amounts in the table have been updated based upon a spot foreign exchange rate of $1.3252 per Euro at December 31, 2010.

(8)
Monthly principal payments of €13,750 ($18,222) plus accrued interest. U.S. Dollar amounts in the preceding sentence and in the table are provided based upon a spot foreign exchange rate of $1.3252 per Euro at December 31, 2010.

(9)
The loan is subject to a prepayment premium if prepaid prior to July 1, 2017.

(10)
The loan may be prepaid in whole but not in part without prepayment penalty or similar charge.

(11)
Pursuant to the terms of the loan agreement, we are required to enter an interest rate protection agreement which caps LIBOR at 5.5% for the first three years of the loan and at 6% for the period thereafter.

(12)
The loan may be prepaid in whole or in part, subject to an exit fee of 1%, and prior to October 1, 2012, a yield maintenance premium.

(13)
The outstanding principal balance is part of a $7.9 million loan agreement.

(14)
Upon the earlier to occur of repayment of the loan in full or the maturity date, we are required to pay the lender a participation equal to 15% of the amount by which the fair market value of the Archibald Business Center exceeds the sum of the outstanding debt, plus the joint venture equity interest in the property and an 8% return on the joint venture entity.

(15)
The loan may be prepaid in whole or in part with the payment of a fee in the amount of 1.5% of the amount being prepaid.

(16)
The outstanding principal balance is part of a $21.5 million loan agreement.

(17)
The interest rate has a floor of 7.5%. We have entered into an interest rate protection agreement that caps LIBOR at 3.5% for the entire term of the loan.

(18)
Beginning in 2013, the Gardens Mortgage Loan, the Palmetto Mortgage Loan and the Victor Farris Mortgage Loan may be prepaid in full with payment of a prepayment premium and may be prepaid without penalty within 90 days, 60 days and 60 days of the maturity date, respectively. Two percent of the Victor Farris Mortgage Loan is subject to a holdback provision for purposes of securing the costs for a Phase II and any related clean-up costs associated with the property.

  Significant Tenants and Lease Expirations

        As of December 31, 2010, our office and industrial properties consisted of approximately 1.1 million rentable square feet. None of our tenants represented more than 10% of our rentable square feet or annualized base rental income.

        The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2011 and thereafter for our consolidated office and industrial properties as of December 31, 2010. The table shows the approximate rentable square feet and annualized base rent represented by the applicable lease expirations (dollars in thousands):

Year of Expiration	Number of Leases Expiring	Annualized Base Rent(1)	Percent of Portfolio Annualized Base Rent Expiring	Leased Rentable Sq. Ft.	Percent of Portfolio Rentable Sq. Ft. Expiring
2011	70	$4,081	25%	415,345	37%
2012	61	2,580	16%	129,023	12%
2013	39	2,386	15%	187,366	17%
2014	29	2,770	17%	183,463	16%
2015	39	1,868	11%	85,359	8%
2016	4	815	5%	36,440	3%
2017	2	270	2%	7,575	1%
2018	1	57	0%	818	0%
2019	2	133	1%	11,743	1%
2020	6	1,241	8%	56,824	5%
Thereafter	1	62	0%	4,273	0%

Total	254	$16,263	100%	1,118,229	100%

(1)
Represents the cash rental rate of base rents, excluding tenant reimbursements, in the final month prior to the expiration multiplied by 12, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

Distribution Information

  Distributions for the Four Quarters Ended December 31, 2010

        Cash amounts distributed to stockholders during the four quarters ended December 31, 2010 were $2.8 million. Distributions funded through the issuance of shares under our distribution reinvestment plan during the four quarters ended December 31, 2010 were $6.4 million. For the four quarters ended December 31, 2010, cash flow used in operating activities was $8.2 million. For the four quarters ended December 31, 2010, all cash amounts distributed to stockholders were funded from proceeds from this offering.

        The following are the distributions paid and declared and our cash flow provided by (used in) operations for the four quarters ended December 31, 2010 (in thousands, except per share amounts):

	Distributions Paid			Cash Flow Provided by (Used in) Operations
					Total Distributions Declared	Declared Distribution per Share
	Cash	Reinvested	Total
2010
Fourth Quarter	$845	$1,814	$2,659	$(6,344)	$2,740	$0.126
Third Quarter	794	1,736	2,530	(1,130)	2,587	0.126
Second Quarter	677	1,553	2,230	(1,933)	2,323	0.125
First Quarter	531	1,333	1,864	1,170	1,967	0.123

	$2,847	$6,436	$9,283	$(8,237)	$9,617	$0.500

        Distributions declared per share assume the share was issued and outstanding each day during the period and is based on a declared daily distribution of $0.0013699 per share per day. Each day during the four quarters ended December 31, 2010 was a record date for distributions.

        Over the long term, we expect that more of our distributions will be paid from cash flow provided by operations (except with respect to distributions related to the sale of our assets). However, operating performance cannot be accurately predicted due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate environment, the types and mix of investments in our portfolio and the accounting treatment of our investments in accordance with our accounting policies.

  Distributions Paid and Earnings Through December 31, 2010

        Since our inception on January 9, 2007 through December 31, 2010, we have paid total distributions, including distributions reinvested through our distribution reinvestment plan, of $14.1 million and have had cumulative funds from operations ("FFO") of $0.3 million. For a discussion of how we calculate FFO and why our management considers it a useful measure of REIT operating performance, as well as a reconciliation of FFO to our net income, please see "—Funds from Operations" below.

  Distributions Declared for the First and Second Quarters of 2011

        On December 15, 2010, our board of directors authorized distributions payable to the stockholders of record each day for January 1, 2011 through March 31, 2011. On March 25, 2011, our board of directors authorized distributions payable to the stockholders of record each day for April 1, 2011 through June 30, 2011. Distributions payable to each stockholder of record are paid in cash on or before the 16th day of the following month. The declared distributions equal a daily amount of $0.0013699 per share of common stock. If this rate were paid each day for a 365-day period, it would equal a 5.0% annualized rate based on a purchase price of $10.00 per share. A portion of each distribution may constitute a return of capital for tax purposes. There is no assurance that we will continue to declare daily distributions at this rate.

Funds from Operations

        FFO is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We use FFO, defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss), computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures, subsidiaries, and noncontrolling interests as one measure to evaluate our operating performance.

        Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance.

        We believe that FFO is helpful to investors and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which is not immediately apparent from net income.

        FFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor as an indication of funds available to fund our cash needs, including our ability to make distributions and should be reviewed in connection with other GAAP measurements.

        For the year ended December 31, 2010, FFO per share was impacted by the increase in net proceeds realized from this offering. During the year ended December 31, 2010, we sold 7.2 million shares of our common stock, increasing our outstanding shares by 50%. The proceeds from this offering that have not been used to invest in real estate and real estate-related assets are temporarily invested in short-term cash equivalents until they can be invested in such investments. Due to low interest rates on cash equivalent investments, interest earnings were minimal. We expect to invest these proceeds in higher earning real estate and real estate-related assets consistent with our investment policy. We believe this will add value to our stockholders over our longer-term investment horizon, even if this results in less current-period earnings.

        Our calculation of FFO for the years ended December 31, 2010, 2009, 2008, and the period from January 9, 2007 (date of inception) through December 31, 2007 is presented below (amounts in thousands except per share amounts):

	2010	2009	2008	2007
Net loss	$(8,182)	$(1,075)	$(249)	$(52)
Net loss attributable to noncontrolling interest	755	9	—	—
Adjustments for:
Real estate depreciation and amortization(1)	6,496	2,430	399	—
Gain on sale of investment	(204)	—	—	—

Funds from operations (FFO)	$(1,135)	$1,364	$150	$(52)

GAAP weighted average shares:
Basic and diluted	19,216	10,592	2,859	22

FFO per share	$(0.06)	$0.13	$0.05	$(2.36)

(1)
Real estate depreciation and amortization includes our consolidated depreciation and amortization expense, as well as our pro rata share of those unconsolidated investments which we account for under the equity method of accounting and the noncontrolling interest adjustment for the third-party partners' share of the real estate depreciation and amortization.

Provided below is additional information related to selected items included in net loss above, which may be helpful in assessing our operating results.

  •
  During the year ended December 31, 2010, we recognized a bargain purchase gain of $5.5 million related to our purchase of the fee simple interest in the Palms of Monterrey property. Our share of the bargain purchase gain was $5 million.

  •
  Straight-line rental revenue of $0.2 million, $0.2 million, and less than $0.1 million was recognized for the years ended December 31, 2010, 2009 and 2008, respectively. The noncontrolling interest portion of straight-line rental revenue for the year ended December 31, 2010 was less than $0.1 million. We had no straight-line rental revenue related to noncontrolling interests as of December 31, 2009 or 2008.

  •
  Acquisition expenses of $11.3 million were recognized for the year ended December 31, 2010. The noncontrolling interest portion of acquisition expenses for the year ended December 31, 2010 was $0.9 million. We incurred no acquisition expense for the years ended December 31, 2009 or 2008. Prior to 2008, acquisition costs were capitalized, and accordingly, no acquisition costs were expensed in 2008.

  •
  Net above/below market lease amortization of $0.9 million, $1.1 million, and $0.2 million was recognized as an increase to rental revenue for the years ended December 31, 2010, 2009 and

    2008, respectively. The noncontrolling interest portion of net above/below market lease amortization for the year ended December 31, 2010 was less than $0.1 million. We had no adjustments for net above/below market lease amortization related to noncontrolling interests as of December 31, 2009 or 2008.

  •
  Amortization of deferred financing costs of $0.3 million and $0.1 million was recognized as interest expense for our notes payable for the years ended December 31, 2010 and 2009, respectively. No such charges were incurred for the year ended December 31, 2008.

        In addition, cash flows generated from FFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as capital expenditures and payments of principal on debt, each of which may impact the amount of cash available for distribution to our stockholders.

Information Regarding Dilution

        In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Net tangible book value is a rough approximation of value calculated simply as total book value of assets (exclusive of certain intangible items) minus total liabilities. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers. As of December 31, 2010, our net tangible book value per share was $8.79. We calculated our net tangible net book value by subtracting our intangible assets from our total assets at December 31, 2010 to obtain our tangible assets. We then subtracted our total liabilities, adjusted for below market leases, from our tangible assets and divided the difference by the weighted average number of shares outstanding to obtain our net tangible book value per share. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at December 31, 2010 was $10.00.

        Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Selected Financial Data

        The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the year ended December 31, 2010 incorporated by reference into the prospectus (in thousands, except per share amounts).

	As of December 31,
	2010	2009	2008	2007
Balance Sheet Information:
Total assets	$367,479	$144,937	$86,343	$203

Long-term debt obligations	$175,378	$18,500	$18,500	$—
Other liabilities	9,890	3,838	9,021	54
Stockholders' equity	182,211	122,599	58,822	149

Total liabilities and stockholders' equity	$367,479	$144,937	$86,343	$203

				From Inception (January 9, 2007) Through December 31, 2007
	Year Ended December 31,
	2010	2009	2008
Operating Information:
Revenues	$19,248	$6,375	$913	$—
Operating Expenses:
Property operating expenses	6,541	1,381	302	—
Real estate taxes	1,723	646	77	—
Property management fees	487	172	34	—

Total operating expenses	8,751	2,199	413	—
Non-Operating Expenses:
Depreciation and amortization	6,877	2,422	399	—
General and administrative expenses	2,032	1,545	652	54
Acquisition expense	11,277	—	—	—
Asset management fees	1,349	457	61	—
Interest expense	2,843	1,309	—	—

Total non-operating expenses	24,378	5,733	1,112	54
Interest income, net	483	484	363	2
Gain on sale of investment	204
Bargain purchase gain	5,492	—	—	—
Other expense	(133)	—	—	—

Loss before equity in losses of unconsolidated joint venture and noncontrolling interest	(7,835)	(1,073)	(249)	(52)
Equity in losses of unconsolidated joint venture	(347)	(2)	—	—

Net loss	(8,182)	(1,075)	(249)	(52)
Add: Net loss attributable to the noncontrolling interest	755	9	—	—

Net loss attributable to common shareholders	$(7,427)	$(1,066)	$(249)	$(52)

Net loss per share attributable to common shareholders basic and diluted	$(0.39)	$(0.10)	$(0.09)	$(2.30)

Distributions declared per share	$0.50	$0.42	$0.23	$—

Comprehensive loss
Net loss	$(8,812)	$(1,075)	$(249)	$(52)

Other comprehensive income:
Unrealized gains on interest rate derivatives	130	—	—	—
Foreign currency translation gain	305	—	—	—

Total other comprehensive income	435	—	—	—

Comprehensive loss	(7,747)

Comprehensive attributable to noncontrolling interest	730	—	—	—

Comprehensive loss attributable to common shareholders	$(7,017)	$(1,075)	$(249)	$(52)

Cash Flow Information:
Cash provided by (used in) operating activities	$(8,237)	$315	$(95)	$2
Cash used in investing activities	$(190,929)	$(40,630)	$(35,056)	$—
Cash provided by financing activities	$180,933	$60,449	$82,323	$201

Share Redemptions

        For the year ended December 31, 2010 our board of directors redeemed all 74 redemption requests received that complied with the applicable requirements and guidelines of the share redemption program for an aggregate of 202,931 shares redeemed at an average of $9.14 per share. For the same period, three redemption requests were unfulfilled, for an aggregate of 3,649 total unfulfilled redemption shares. We have funded all share redemptions with proceeds from this offering.

Compensation to Our Advisor and Its Affiliates

        Behringer Harvard Opportunity Advisors II, Behringer Securities, and their affiliates receive compensation and fees for services relating to this offering and managing our assets. Summarized below are the fees earned and expenses reimbursable to our advisor and its affiliates for the year ended December 31, 2010:

Type of Compensation	Approximate Amounts Paid or Reimbursed for the Year Ended December 31, 2010
Selling Commissions(1)	$5.0 million
Dealer Manager Fee(2)	$1.8 million
Reimbursement of Other Organization and Offering Expenses(3)	$1.8 million
Acquisition and Advisory Fees	$4.7 million
Acquisition Expense Reimbursements	$0.5 million
Debt Financing Fee	$1.4 million
Property Management or Oversight Fees	$0.1 million
Asset Management Fee	$1.3 million
Operating Expenses	$0.9 million

(1)
Behringer Securities reallows 100% of selling commissions earned to participating broker-dealers.

(2)
Behringer Securities may reallow a portion of its dealer manager fee in an aggregate amount up to 2% of gross offering proceeds to participating broker-dealers.

(3)
From our inception through December 31, 2010, approximately $13.3 million of organization and offering expenses (other than selling commissions and the dealer manager fee) had been incurred by our advisor and its affiliates on our behalf. On October 2, 2009, our advisor waived our obligation to pay $3.5 million of organization and offering expenses (other than selling commissions and the dealer manager fee) it incurred on our behalf through December 31, 2008. We have reimbursed our advisor for organization and offering expenses (other than selling commissions and the dealer manager fee) it incurred on our behalf in an amount of $7.5 million. Upon completion of this primary offering we will reimburse our advisor for any additional organization and offering expenses (other than selling commissions and the dealer manager fee) incurred, over and above the $7.5 million already reimbursed, up to 1.5% of the gross proceeds from the completed primary offering; provided however, our advisor will be required to reimburse us to the extent that the total amount spent by us on organization and offering expenses (other than selling commissions and the dealer manager fee) exceeds 1.5% of the gross proceeds from the completed primary offering.

PROSPECTUS UPDATES

Suitability Standards

        The following information supplements the suitability information appearing in the prospectus.

Tennessee Suitability Standards

        Tennessee has established special suitability requirements for investors in our offering that are more stringent than the general suitability standards described in the prospectus. In addition to the general suitability requirements, investors in Tennessee must also have a liquid net worth of at least 10 times their investment in us.

 Risk Factors

        The following risk factors supplement, update, supersede and/or replace, as appropriate, the risk factors appearing in the prospectus.

Risks Related to an Investment in Behringer Harvard Opportunity REIT II

         We and the other public Behringer Harvard sponsored programs have experienced losses in the past, and we may experience similar losses in the future.

        For the year ended December 31, 2010, we made cumulative distributions of $9.3 million, we had a net loss of $8.2 million, and negative cash flow from operations of $8.2 million. Our losses can be attributed, in part, to the initial start-up costs and operating expenses incurred prior to purchasing properties and making investments in properties that are in lease up and have not yet reached stabilization. In addition, depreciation and amortization expenses substantially reduced our income. Due to recent changes in accounting principles generally accepted in the United States which were effective in 2009, acquisition expenses now also reduce income (prior to 2009 such expenses were capitalized). Historically, other public programs sponsored by affiliates of our advisor have also experienced losses, especially during the early periods of their operation. We cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

         To the extent offering proceeds are used to pay fees to our advisor or its affiliates or to fund distributions, our investors will realize dilution and later investors may also realize a lower rate of return than investors who invest earlier in this offering.

        Our advisor and its affiliates provide services for us in connection with, among other things, the offer and sale of our shares, the selection and acquisition of our investments, the management and leasing of our properties, the servicing of our mortgage, bridge, mezzanine or other loans, and the disposition of our assets. We pay them substantial upfront fees for some of these services, which reduces the amount of cash available for investment in real estate or distribution to you. Largely as a result of these substantial fees, we expect that for each share sold in the our primary offering, assuming we sell the maximum primary offering, no more than $8.64 will be available for investment in real estate, depending primarily upon the number of shares we sell.

        In addition, we have used offering proceeds to fund distributions, and later investors who did not receive those distributions will therefore experience additional immediate dilution of their investment. Also, to the extent we incur debt to fund distributions earlier in our public offerings, the amount of cash available for distributions in future periods will be decreased by the repayment of such debt.

        The use of offering proceeds to pay fees to our advisor and its affiliates or to fund distributions increases the risk that the amount available for distribution to stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in our offering.

Risks Related to Conflicts of Interest

         If we were to internalize our management or if another investment program, whether sponsored by our sponsor or otherwise, hires the employees of our advisor in connection with its own internalization transaction or otherwise, our ability to conduct our business may be adversely affected.

        We rely on persons employed by our advisor to manage our day-to-day operations. If we were to effectuate an internalization of our advisor, we may not be able to retain all of the employees of the advisor or to maintain a relationship with our sponsor. In addition, some of the employees of the advisor may provide services to one or more other investment programs. These programs or third parties may decide to retain some or all of the advisor's key employees in the future. If this occurs, these programs could hire certain of the persons currently employed by the advisor who are most familiar with our business and operations, thereby potentially adversely impacting our business.

Risks Related to Our Business in General

         Our independent directors are involved in other businesses, investments and activities, therefore they may have conflicts of interest in allocating their time between our business and these other activities.

        Our independent directors are involved in other businesses, investments and activities. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. Should our independent directors inappropriately devote insufficient time or resources to our business, then our performance may suffer.

         Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

        Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act of 1940, as amended (the "Investment Company Act"). If we or any of our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

  •
  limitations on capital structure;

  •
  restrictions on specified investments;

  •
  prohibitions on transactions with affiliates; and

  •
  compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

        Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an "investment company" is any issuer that:

  •
  is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, which criteria we refer to as the primarily engaged test; and

  •
  is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of our total assets on an unconsolidated basis, which criteria we refer to as the 40% Test. "Investment securities" excludes U.S. government securities and securities of majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

        We believe that we and our operating partnership satisfy both tests above. With respect to the 40% Test, most of the entities through which we and our operating partnership own our assets are majority owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

        With respect to the primarily engaged test, we and our operating partnership are holding companies. Through the majority owned subsidiaries of our operating partnership, we and our operating partnership are primarily engaged in the non-investment company businesses of these subsidiaries.

        We believe that most of the subsidiaries of our operating partnership may rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our operating partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff's position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate" or qualifying assets, at least 80% of its assets in qualifying assets plus real estate-related assets and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

        If, however, the value of the subsidiaries of our operating partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our operating partnership, then we and our operating partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our operating partnership are "primarily engaged," through majority owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our operating partnership may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our operating partnership is derived from, majority owned subsidiaries that rely on Section 3(c)(5)(C).

        To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views, and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio.

        The method we use to classify our assets for purposes of the Investment Company Act is based in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for exemption from regulation under the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exemption from the definition of an "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act.

        If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

         There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, will not have an adverse effect on our interest rate hedging activities.

        On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") became law in the United States. Title VII of the Dodd-Frank Act contains a sweeping overhaul of the regulation of privately negotiated derivatives. The provisions of Title VII become effective on July 16, 2011 or, with respect to particular provisions, on such other date specified in the Dodd-Frank Act or by subsequent rulemaking. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be assessed until implementing rules and regulations are promulgated, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on more unfavorable terms than prior to effectiveness of the Dodd-Frank Act. The occurrence of any of the foregoing events may have an adverse effect on our business.

         Recent disruptions in the financial markets could adversely affect the multifamily property sector's ability to obtain financing and credit enhancement from Fannie Mae and Freddie Mac, which could adversely impact us.

        Fannie Mae and Freddie Mac are major sources of financing for the multifamily sector. Since 2007, Fannie Mae and Freddie Mac have reported substantial losses and a need for significant amounts of additional capital. In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the recent credit market disruption, the U.S. Congress and Treasury undertook a series of actions to stabilize these government-sponsored enterprises and the financial markets. Pursuant to legislation enacted in 2008, the U.S. government placed both Fannie Mae and Freddie Mac under its conservatorship.

        Currently, Fannie Mae and Freddie Mac remain active multifamily lenders. However, there is significant uncertainty surrounding the futures of Fannie Mae and Freddie Mac. Should Fannie Mae and Freddie Mac have their mandates changed or reduced, be disbanded or reorganized by the government or otherwise discontinue providing liquidity to our sector, it would significantly reduce our access to debt capital and/or increase borrowing costs. If new U.S. government regulations heighten Fannie Mae's and Freddie Mac's underwriting standards, adversely affect interest rates and reduce the amount of capital they can make available to the multifamily sector, it could have a material adverse effect on both the multifamily sector and us because many private alternative sources of funding have been reduced or are unavailable. Any potential reduction in loans, guarantees and credit-enhancement arrangements from Fannie Mae and Freddie Mac could jeopardize the effectiveness of the multifamily sector's derivative securities market, potentially causing breaches in loan covenants, and through reduced loan availability, impact the value of multifamily assets, which could impair the value of a significant portion of multifamily communities. Specifically, the potential for a decrease in liquidity made available to the multifamily sector by Fannie Mae and Freddie Mac could: (1) make it more difficult for us to secure new takeout financing for current multifamily development projects; (2) hinder our ability to refinance completed multifamily assets; (3) decrease the amount of available liquidity and credit that could be used to further diversify our portfolio of multifamily assets; and (4) require us to obtain other sources of debt capital with potentially different terms.

General Risks Related to Investments in Real Estate

         If we fail to diversify our investment portfolio, downturns relating to certain geographic regions, types of assets, industries or business sectors may have a more significant adverse impact on our assets and our ability to pay distributions than if we had a diversified investment portfolio.

        While we intend to diversify our portfolio of investments in the manner described in the prospectus related to the Offering, we are not required to observe specific diversification criteria. Therefore, our investments in target assets may at times be concentrated in certain asset types that are subject to higher risk of foreclosure, or secured by assets concentrated in a limited number of geographic locations. As of December 31, 2010, 61% of our base rent and 29% of our base rent was derived from tenants in Florida and Colorado, respectively. To the extent that our portfolio is concentrated in limited geographic regions, types of assets, industries or business sectors, downturns relating generally to such region, type of asset, industry or business sector may result in defaults on a number of our investments within a short time period, which may reduce our net income and the value of our common stock and accordingly limit our ability to pay distributions to you.

         Our co-venture partners, co-tenants or other partners in co-ownership arrangements could take actions that decrease the value of an investment to us and lower your overall return.

        We may enter into joint ventures, tenant-in-common investments or other co-ownership arrangements with other Behringer Harvard programs or third parties having investment objectives similar to ours for the acquisition, development or improvement of properties, as well as the acquisition of real estate-related investments. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons.

        Such investments may involve risks not otherwise present with other forms of real estate investment, including, for example:

  •
  the possibility that our co-venturer, co-tenant or partner in an investment might become bankrupt;

  •
  the possibility that the investment requires additional capital that we and/or our partner do not have, which lack of capital could affect the performance of the investment and/or dilute our interest if the partner were to contribute our share of the capital;

  •
  the possibility that a co-venturer, co-tenant or partner in an investment might breach a loan agreement or other agreement or otherwise, by action or inaction, act in a way detrimental to us or the investment;

  •
  that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

  •
  the possibility that we may incur liabilities as the result of the action taken by our partner or co-investor;

  •
  that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT; or

  •
  that such partner may exercise buy/sell rights that force us to either acquire the entire investment, or dispose of our share, at a time and price that may not be consistent with our investment objectives.

        Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment.

         A proposed change in U.S. accounting standards for leases could reduce the overall demand to lease our properties.

        The existing accounting standards for leases require lessees to classify their leases as either capital or operating leases. Under a capital lease, both the leased asset and the contractual lease obligation are recorded on the tenant's balance sheet if one of the following criteria are met: (i) the lease transfers ownership of the property to the lessee by the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the non-cancellable lease term is more than 75% of the useful life of the asset; or (iv) the present value of the minimum lease payments equals 90% or more of the leased property's fair value. If the terms of the lease do not meet these criteria, the lease is considered an operating lease, and no leased asset or contractual lease obligation is recorded by the tenant.

        In order to address concerns raised by the SEC regarding the transparency of contractual lease obligations under the existing accounting standards for operating leases, the U.S. Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") initiated a joint project to develop new guidelines for lease accounting. The FASB and IASB (collectively, the "Boards") issued an Exposure Draft on August 17, 2010 (the "Exposure Draft"), which proposes substantial changes to the current lease accounting standards, primarily by eliminating the concept of operating lease accounting. As a result, a lease asset and obligation will be recorded on the tenant's balance sheet for all lease arrangements. In addition, the Exposure Draft will impact the method in which contractual lease payments will be recorded. In order to mitigate the effect of the proposed lease accounting, tenants may seek to negotiate certain terms of new lease arrangements or modify terms in existing lease arrangements, such as shorter lease terms or fewer extension options, which would generally have less impact on tenants' balance sheets. Also, tenants may reassess their lease-versus-buy strategies. This could result in a greater renewal risk or shorter lease terms, which may negatively impact our operations and ability to pay distributions.

        The Exposure Draft does not include a proposed effective date; however, the Boards plan to issue a final standard regarding lease accounting in 2011.

Risks Associated with Section 1031 Tenant-in-Common Transactions

         Our operating results will be negatively affected if our investments, including investments in tenant-in-common interests promoted by affiliates of our advisor, do not meet projected distribution levels.

        Behringer Harvard Holdings and its affiliates have promoted a number of tenant-in-common real estate projects. Some of these projects have not met the distribution levels anticipated in the projections produced by Behringer Harvard Holdings and its affiliates. In addition, certain other projects have not achieved the leasing and operational thresholds projected by Behringer Harvard Holdings and its affiliates. If projections related to our investments, including any tenant-in-common interests in which we invest, are inaccurate, we may pay too much for an investment and our return on our investment could suffer.

        Specifically, several tenant-in-common investment programs have not benefited from expected leasing improvements. Behringer Harvard Holdings has provided support for some of these programs in the form of leases for vacant space and other payments. In addition, the Beau Terre Office Park tenant-in-common program is currently underperforming relative to projections that were based on seller representations that Behringer Harvard Holdings now believes to be false. With respect to this program, Behringer Harvard Holdings reached a settlement in December 2010 in a lawsuit with the former on-site property manager. The tenant-in-common investors received substantial settlement consideration and were no longer party to the suit at its ultimate conclusion.

Management

Executive Officers and Directors

        The following information supplements, supersedes, and replaces, as necessary the information contained in the "Management—Executive Officers and Directors" section of the prospectus.

        Our board of directors appointed Kymberlyn K. Janney as our Chief Financial Officer and Treasurer effective as of November 22, 2010. In connection with Ms. Janney's appointment, Gary S. Bresky resigned as our Chief Financial Officer and Treasurer effective as of November 22, 2010. Mr. Bresky will remain as our Executive Vice President; however, his resignation will allow him more time to focus on his responsibilities as Chief Financial Officer of our sponsor, and other Behringer Harvard initiatives. In addition, as of November 22, 2010, Ms. Janney will serve as our principal accounting officer following Bryan A. Sinclair's departure as our principal accounting officer on November 22, 2010.

        In addition to serving as our Chief Financial Officer and Treasurer, as of November 23, 2010, Ms. Janney is also Chief Financial Officer and Treasurer of Behringer Harvard Opportunity REIT I, Inc. ("Opportunity REIT I"), another Behringer Harvard sponsored program. She has served as the Senior Vice President—Financial Administration of our advisor and Opportunity REIT I's advisor since July 2010. Ms. Janney has more than 25 years of experience in accounting and financial activities related to commercial real estate, including over 20 years of management-level experience. Prior to joining Behringer Harvard, from October 2009 until July 2010, Ms. Janney served as a consultant for Meridian Realty Advisors, a full service real estate management and advisory company focused on senior living and healthcare related real estate investment opportunities. From February 2007 to September 2009, Ms. Janney was Executive Vice President and Chief Financial Officer for Direct Development, where she was responsible for accounting and reporting systems, internal controls and policies and procedures for the commercial retail development company, brokerage company and related project entities. From October 2004 to January 2007, Ms. Janney was Managing Director and Chief Financial Officer of Hawkeye Partners, LP, a start-up real estate private equity fund. From December 1994 to October 2004, Ms. Janney was with the Hampstead Group, a privately held real estate investment company, where she served as Controller from 1994 to 1999 and as Chief Financial Officer from 2000 to 2004. Ms. Janney received a Bachelor of Business Administration degree from Baylor University. Ms. Janney is a Certified Public Accountant in the State of Texas. Ms. Janney is 48 years old.

The Advisory Management Agreement

        The following information supplements the information contained in the "Management—The Advisory Management Agreement" section of the prospectus.

        On December 15, 2010, we renewed the Second Amended and Restated Advisory Management Agreement between us and our advisor. The renewed agreement is effective as of January 4, 2011 for a term of one year; however, either party may terminate the agreement without cause or penalty upon providing 60 days' written notice. The terms of the Second Amended and Restated Advisory Management Agreement remain unchanged.

Federal Income Tax Considerations

        The following information supplements the information contained in the "Federal Income Tax Considerations" section of the prospectus.

Recent Tax Legislation regarding Cost Basis Reporting

        Effective January 1, 2011, new federal income tax information reporting rules will require the "cost basis" for shares involved in certain transactions to be reported to stockholders and the Internal Revenue Service. These rules apply to all shares, including shares purchased through our distribution reinvestment plan, purchased on or after January 1, 2011. More specifically, upon the transfer or redemption of any shares subject to the new reporting requirements, a broker must report both the cost basis of the shares and the gain or loss recognized on the transfer or redemption of those shares to the stockholder and to the Internal Revenue Service on Form 1099-B. In addition, effective January 1, 2011, S-corporations will no longer be exempt from Form 1099-B reporting, and shares purchased by an S-corporation on or after January 1, 2012 will be subject to the reporting requirements described above. If we take an organizational action such as a stock split, merger, or acquisition that affects the cost basis of the shares subject to the new reporting requirements, we will report to each stockholder and the Internal Revenue Service a description of the action and the quantitative effect of that action on the cost basis of the applicable shares on an information return.

        In connection with the transfer or redemption of shares subject to the new reporting requirements (generally shares purchased on or after January 1, 2011), stockholders may identify by lot the shares that are transferred or redeemed, but shares of stockholders who do not identify specific lots in a timely manner will be transferred or redeemed on a "first in/first out" basis. Transfer statement reporting on certain transactions not otherwise subject to the reporting requirements discussed above (excluding transactions involving shares acquired before January 1, 2011) may also be required under these new rules. Transfer statements are issued between "brokers" and are not issued to stockholders or the Internal Revenue Service. Stockholders should consult their tax advisors regarding the consequences of the new information reporting rules.

Prior Performance Summary

        The subsection presented below supersedes and replaces the similar subsection in the prospectus entitled "Prior Performance Summary" and similar information contained elsewhere in the prospectus. All references to Prior Performance Tables in the prospectus shall refer to the updated tables contained in Exhibit A to this supplement and in Part II of the registration statement, as amended.

Prior Investment Programs

        The information presented in this section represents the historical experience of certain real estate programs sponsored by Behringer Harvard Holdings and its affiliates and Robert M. Behringer, our Chairman of the Board, director and founder. Mr. Behringer has served as general partner, chief executive officer or director of 48 programs over the last 20 years, which includes this program, six other public programs and 41 private programs. Mr. Behringer has served as general partner, chief executive officer or director of 19 programs launched since the founding of Behringer Harvard Holdings and its affiliates in 2001, including this program, six other public programs and 12 private programs. Mr. Behringer has also served as general partner, chief executive officer or director of 29 additional private programs launched prior to such time. We refer to real estate programs sponsored by Behringer Harvard Holdings as Behringer Harvard sponsored programs in this prospectus, as supplemented. Investors in this offering should not assume that they will experience returns, if any, comparable to those experienced by investors in any of the prior Behringer Harvard sponsored programs. Investors who purchase our shares will not acquire any ownership interest in any of the other Behringer Harvard sponsored programs discussed in this section.

        The information in this section shows relevant summary information concerning Behringer Harvard sponsored programs and programs sponsored by Mr. Behringer prior to the founding of Behringer Harvard Holdings. As described below, Behringer Harvard Holdings and Mr. Behringer have sponsored public and private real estate programs that have a mix of fund characteristics, including targeted investment types, investment objectives and criteria and anticipated fund terms, which are substantially similar to ours, many of which are still operating and may acquire additional properties in the future. We consider the prior programs to have investment objectives similar to ours to the extent that the prospectus or private offering memorandum for the program lists substantially the same primary investment objectives as we do, regardless of the particular emphasis that a program places on each objective.

        The information in this summary represents the historical experience of Behringer Harvard sponsored programs as of December 31, 2010. The purpose of this prior performance information is to enable you to evaluate accurately our sponsor's experience with like programs. The following discussion is intended to summarize briefly the objectives and performance of the prior real estate programs and to disclose any material adverse business developments sustained by them.

Public Programs

        Behringer Harvard Holdings is sponsoring or has recently sponsored six public real estate programs with similar investment objectives as ours. These programs and the status of their offerings are:

  •
  Behringer Harvard REIT I, Inc.—The initial public offering for this program terminated on February 19, 2005, and it initiated a follow-on offering immediately after the termination of its initial offering. The first follow-on offering was terminated on October 20, 2006, and following the termination of that offering, it initiated a second follow-on offering. The second follow-on offering was terminated on December 31, 2008. Behringer Harvard REIT I is currently offering up to 60,000,000 shares of common stock at a price of $4.55 per share pursuant to its distribution reinvestment plan. Behringer Harvard REIT I has stated that it targets a liquidity event by the twelfth anniversary of the termination of its initial public offering.

  •
  Behringer Harvard Opportunity REIT I, Inc.—The primary offering component of the initial public offering for this program terminated on December 28, 2007. Behringer Harvard Opportunity REIT I has stated that it targets a liquidity event by the sixth anniversary of the termination of the primary offering.

  •
  Behringer Harvard Multifamily REIT I, Inc.—This program is currently conducting its initial public offering for the offer and sale of up to 200,000,000 shares of common stock at $10.00 per share in its primary offering, plus an additional 50,000,000 shares of common stock at $9.50 per share pursuant to its distribution reinvestment plan. Behringer Harvard Multifamily REIT I has stated that it targets a liquidity event by the sixth anniversary of the termination of its current primary offering.

  •
  Behringer Harvard Multifamily REIT II, Inc.—This program has filed a registration statement, but it has not yet been declared effective by the SEC, in connection with its proposed initial public offering, under which it intends to offer and sell up to 300,000,000 shares of common stock at $10.00 per share in its primary offering, plus an additional 75,000,000 shares of common stock at $9.50 per share pursuant to its distribution reinvestment plan. Behringer Harvard Multifamily REIT II has stated that it targets a liquidity event by the fourth anniversary of the termination of its proposed primary offering, subject to then prevailing market conditions but has not yet commenced its proposed primary offering.

  •
  Behringer Harvard Short-Term Opportunity Fund I LP—The initial public offering for this program terminated on February 19, 2005. Behringer Harvard Short-Term Opportunity Fund disclosed an original targeted liquidity date of the fifth anniversary of the termination of its initial public offering. It has subsequently disclosed that given current market conditions, it anticipates that the program's life will extend beyond its original anticipated liquidation date.

  •
  Behringer Harvard Mid-Term Value Enhancement Fund I LP—The initial public offering for this program terminated on February 19, 2005. Behringer Harvard Mid-Term Value Enhancement Fund I has stated that it targets a liquidity event by the eighth anniversary of the termination of its initial public offering. On February 16, 2011, in accordance with a plan of liquidation, Behringer Harvard Mid-Term Value Enhancement Fund I transferred its assets to a liquidating trust and is in its final disposition phase.

        As of December 31, 2010, Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Multifamily REIT I, Behringer Harvard Short-Term Opportunity Fund I, and Behringer Harvard Mid-Term Value Enhancement Fund I had raised approximately $4.3 billion of gross offering proceeds from approximately 120,000 investors. With a combination of net offering proceeds and debt, as of December 31, 2010, Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Multifamily REIT I, Behringer Harvard Short-Term Opportunity Fund I

and Behringer Harvard Mid-Term Value Enhancement Fund I had invested approximately $7.7 billion (including acquisition and development costs) in 169 properties and invested approximately $56.9 million in 2 real estate-related loans and other real estate-related investments.

        Following is a table showing the breakdown by property type (or underlying property type, in the case of loan investments) of the aggregate amount of acquisition, origination and/or development costs of the 171 investments made by Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Multifamily REIT I, Behringer Harvard Short-Term Opportunity Fund I and Behringer Harvard Mid-Term Value Enhancement Fund I as of December 31, 2010:

Type of Property	New	Used	Construction
Office	0.9%	74.9%	—
Industrial	—	1.5%	—
Development Property	0.2%	—	2.6%
Hospitality and Leisure	—	4.2%	—
Multifamily	1.9%	11.1%	2.7%

        The following is a breakdown of the aggregate amount of acquisition, origination and/or development costs of the investments made by these five public programs as of December 31, 2010, by 100% ownership, ownership of tenant-in-common interests, and ownership of joint venture interests:

Fund	100% Owned	Tenant-in- Common Interests	Joint Ventures
Behringer Harvard REIT I	92.5%	0.7%	6.8%
Behringer Harvard Opportunity REIT I	44.2%	—	55.8%
Behringer Harvard Multifamily REIT I	52.3%	—	47.7%
Behringer Harvard Short-Term Opportunity Fund I	69.0%	—	31.0%
Behringer Harvard Mid-Term Value Enhancement Fund I	100.0%	—	—

        The following is a breakdown of the aggregate amount of acquisition, origination and/or development costs of the investments made by these five public programs as of December 31, 2010, by property type:

Fund	Office	Development	Hospitality and Leisure		Industrial	Multifamily
Behringer Harvard REIT I	100.0%	—	—		—	—
Behringer Harvard Opportunity REIT I	34.5%	16.4%	26.5	%*	11.8%	10.8	%**
Behringer Harvard Multifamily REIT I	—	—	—		—	100.0	%**
Behringer Harvard Short-Term Opportunity Fund I	54.4%	21.5%	24.1	%*	—	—
Behringer Harvard Mid-Term Value Enhancement Fund I	100.0%	—	—		—	—

*
Includes hospitality properties that also have rentable office space, retail shops and condominium units.

**
Includes multifamily properties that also have rentable office space, retail shops and condominium units.

        Based on the aggregate amount of acquisition, origination and/or development costs, as of December 31, 2010, the diversification of these 171 investments by geographic region is as follows: 0.3% in Alabama, 0.2% in Arizona, 8.2% in California, 3.2% in Colorado, 0.3% in Connecticut, 2.3%

in Florida, 4.9% in Georgia, 16.4% in Illinois, 0.4% in Kansas, 2.3% in Kentucky, 1.3% in Louisiana, 2.1% in Maryland, 1.8% in Massachusetts, 2.8% in Minnesota, 2.9% in Missouri, 0.4% in New Hampshire, 2.0% in New Jersey, 0.8% in New York, 1.7% in Nevada, 2.7% in North Carolina, 2.3% in Ohio, 1.2% in Oregon, 6.0% in Pennsylvania, 2.1% in Tennessee, 24.2% in Texas, 2.2% in Virginia, 2.6% in Washington, D.C., 1.6% in Europe and 0.8% in the Bahamas.

        During the three years ended December 31, 2010, these public programs invested approximately $1.7 billion (including acquisition and development costs) in properties. Based on the aggregate amount of acquisition, origination, and/or development costs, of the 60 investments, approximately 69.0% were in multifamily residential properties, approximately 30.6% were in office properties and approximately 0.4% were in industrial properties. Also based on the aggregate amount of acquisition, origination and/or development costs, during the three years ending December 31, 2010, the diversification of the investments by geographic region is as follows: 21.5% in California, 6.7% in Colorado, 1.6% in Connecticut, 2.0% in Florida, 4.3% in Georgia, 5.4% in Illinois, 1.4% in New Jersey, 0.9% in Nevada, 4.1% in Oregon, 37.% in Texas, 9.1% in Virginia, 0.3% in Washington, DC and 5.3% in Europe.

        Historically, the public programs sponsored by affiliates of our advisor have experienced losses during the first several quarters of operations. Many of these losses can be attributed to initial start-up costs and a lack of revenue-producing activity prior to the programs' initial property investments. Losses also may reflect the delay between the date a property investment is made and the period when revenues from such property investment begin to accrue.

        In addition, cash flows from the operations of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Multifamily REIT I, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I have been insufficient in certain years to fund the distributions paid to their respective investors. Distributions that constituted a return of capital have reduced the funds available to these public programs for the acquisition of properties, which could reduce the overall return of investors.

        In fiscal years 2010, 2009 and 2008, Behringer Harvard REIT I paid cash distributions aggregating approximately $30.4 million, $59.9 million and $69.0 million, respectively, to its common stockholders. For the year ended December 31, 2010 and 2009, cash flow provided by operating activities exceeded cash distributions paid to common stockholders by approximately $18.9 million and $3.1 million, respectively. For the year ended December 31, 2008, cash distributions paid to common stockholders exceeded cash flow provided by operating activities by approximately $0.5 million, with the remaining portion paid from sources other than cash flow from operations, such as cash flow from financing activities, a component of which could include cash flows from offering proceeds, cash advanced to the company by, or reimbursements for expenses or waiver of fees from, its advisor and proceeds from loans including those secured by its assets.

        In fiscal years 2010, 2009 and 2008, Behringer Harvard Opportunity REIT I paid cash distributions aggregating approximately $2.7 million, $3.9 million and $4.0 million, respectively, to its common stockholders. For the year ended December 31, 2010 and 2009, cash flow provided by operating activities exceeded cash distributions paid to common stockholders by approximately $14.8 million and $7.5 million, respectively. For the year ended December 31, 2008 cash flows used in operating activities was $29.3 million and none of the cash flows from operating activities exceeded cash amounts distributed to stockholders. The shortfall was funded principally from proceeds from its offering.

        In fiscal years 2010, 2009 and 2008, Behringer Harvard Mid-Term Value Enhancement Fund I paid cash distributions aggregating approximately $4.6 million, $2.6 million and $2.6 million, respectively, to its unitholders. Of these amounts, approximately $1.1 million, $1.0 million and $1.6 million, in fiscal years 2010, 2009 and 2008, respectively, was paid using cash flow from operations. The remaining portion was paid from available cash on hand and proceeds from property dispositions.

        In fiscal years 2009 and 2008, Behringer Harvard Short-Term Opportunity Fund I paid cash distributions aggregating approximately $1.8 million and $3.1 million, respectively, to its unitholders. For the years ended December 31, 2009 and 2008, cash flows used in operating activities was $17.2 million and $15.1 million, respectively. Accordingly, all of the distributions for the years ended December 31, 2009 and 2008 were paid from financing activities from loans including those secured by its assets and loans from its sponsor. The fund discontinued payment of monthly distributions beginning with the third quarter of 2009.

        In fiscal years 2010, 2009 and 2008, Behringer Harvard Multifamily REIT I paid cash distributions aggregating approximately $25.1 million, $11.5 million and $5.7 million, respectively, to its stockholders. For the years ended December 31, 2010, 2009 and 2008, cash flow from operating activities was approximately $2.6 million, $0.2 million, and $2.4 million, respectively. For the years ended December 31, 2010, 2009 and 2008, cash amounts distributed to stockholders exceeded cash flow from operating activities by $22.5 million, $11.3 million and $3.3 million, respectively. Such differences were funded with proceeds from its private and public offerings.

        Upon request, prospective investors may obtain from us without charge copies of public offering materials and any public reports prepared in connection with any of the Behringer Harvard sponsored public programs, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we also will furnish upon request copies of the exhibits to any such Form 10-K. Any such request should be directed to our corporate secretary. Many of the public offering materials and reports prepared in connection with the Behringer Harvard sponsored public programs are also available on the Behringer Harvard web site at www.behringerharvard.com. Neither the contents of that web site nor any of the materials or reports relating to other Behringer Harvard sponsored public programs are incorporated by reference in or otherwise a part of this prospectus, as supplemented. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Private Programs

        During the ten-year period ended December 31, 2010, the private programs sponsored by Behringer Harvard Holdings and by Mr. Behringer prior to the founding of Behringer Harvard Holdings include three single-asset real estate limited partnerships, nine tenant-in-common offerings, one private REIT and two private multi-asset real estate limited partnerships. These 15 private programs had raised approximately $422 million of gross offering proceeds from approximately 3,100 investors during the ten-year period ended December 31, 2010.

        With a combination of debt and offering proceeds, during the ten-year period ended December 31, 2010, these private programs invested approximately $741 million (including acquisition and development costs) in 27 properties and $97 million in nine real estate-related loans and other real estate-related investments. Based on the aggregate amount of acquisition, origination and/or development costs of the investments, approximately 79.1% was invested in existing or used properties, approximately 16.8% was invested in construction properties and approximately 4.1% was invested in undeveloped land. Also based on the aggregate amount of acquisition, origination and/or development costs of the investments, approximately 51.5% was invested in office buildings, approximately 26.5% was invested in multifamily residential properties and approximately 22.0% was invested in hospitality and leisure properties.

        The following table shows a breakdown by percentage of the aggregate amount of the acquisition, origination and/or development costs of the investments made by the private real estate programs during the ten-year period ended December 31, 2010:

Type of Property	New	Used	Construction
Office	—	100%	—
Multifamily Residential	3.6%	42.9%	53.5%
Hospitality and Leisure	—	100%	—
Land	—	100%	—

        As a percentage of acquisition, origination and/or development costs, the diversification of these 36 investments by geographic area is as follows: 6.4% in Arkansas, 8.0% in California, 7.3% in Colorado, 11.9% in Florida, 0.8% in Georgia, 8.6% in Maryland, 5.3% in Minnesota, 4.1% in Missouri, 5.9% in Nevada, 25.7% in Texas, 3.0% in Virginia, 5.9% in Washington, D.C., 0.6% in the U.S. Virgin Islands and 6.5% in other international locations.

        During the ten-year period ended December 31, 2010, these programs have sold four of the 36 real estate investments they had purchased during such period. The original purchase price of the investments sold was approximately $44 million, and the aggregate sales price of such investments was approximately $76 million.

        As of December 31, 2010, the percentage of these programs with investment objectives similar to ours is approximately 87%. These 13 private programs with similar investment objectives invested approximately $743 million (including acquisition and development costs) in 25 properties and $97 million in nine real estate-related loans and other real estate-related investments. The aggregate acquisition, origination, and/or development costs of these investments was approximately $840 million, of which $457 million was purchase mortgage financing used to acquire them. Based on the aggregate amount of acquisition, origination and/or development costs, of these 34 investments, approximately 52.4% were in office real estate (12 investments), approximately 27.0% were in multifamily residential real estate (18 investments) and approximately 20.6% were in hospitality and leisure real estate (4 investments). Based on the aggregate amount of acquisition, origination and/or development costs, of these 34 investments, approximately 78.7% were in existing or used properties (21 investments), approximately 17.1% were in construction properties (10 investments) and approximately 4.2% were in undeveloped land (three investments). Also based on the aggregate amount of acquisition, origination and/or development costs, as of December 31, 2010, the diversification of the investments by geographic region is as follows: 6.6% in Arkansas, 8.3% in California, 7.5% in Colorado, 12.0% in Florida, 0.8% in Georgia, 8.9% in Maryland, 5.5% in Minnesota, 4.2% in Missouri, 6.1% in Nevada, 24.1% in Texas, 3.2% in Virginia, 6.1% in Washington, D.C. and 6.7% in other international locations.

        In addition to the foregoing, from time to time, programs sponsored by us or affiliates of our advisor may conduct other private offerings of securities.

Adverse Effects of Economic Downturn on Prior Programs and Value Preservation Efforts

        The information in this subsection is designed to update investors regarding other Behringer Harvard sponsored programs. Due to the challenging real estate market, credit market, and general economic conditions over the past few years, most of this information relates to adverse developments. The current economic crisis, which began with the collapse of residential subprime credit markets and continued through an overall crisis in, and freeze of, the credit markets toward the end of 2008, followed by unemployment and economic declines unprecedented in the last 70 years, has had severely negative effects across substantially all commercial real estate. As the industry has been affected, Behringer Harvard sponsored investment programs that substantially completed their primary equity offerings at or prior to the end of 2008 have been adversely affected by the disruptions to the economy generally and the real estate market. These economic conditions have adversely affected the financial condition of many of these programs' tenants and lease guarantors, resulting in tenant defaults or bankruptcies. Further, lowered asset values, as a result of declining occupancies, reduced rental rates, and greater tenant concessions and leasing costs, have reduced investor returns in these investment programs because these factors not only reduce current return to investors but also negatively impact the ability of these investment programs to refinance or sell their assets and to realize gains thereon.

        In response to these economic stresses, these Behringer Harvard sponsored investment programs have altered their overall strategies from acquisition and growth to focusing on capital conservation, debt extensions and restructurings, reduction of operating expenses, management of lease renewals and retenanting, declining occupancies and rental rates, and increases in tenant concessions and leasing costs. Identified and described below are trends regarding the consequences of the current economic environment affecting certain characteristics of these other investment programs. These trends provide additional information as to the consequences of the current economic conditions on real estate investment programs of the type sponsored by Behringer Harvard, many of which consequences may affect us.

        Distributions and Redemptions.    Behringer Harvard Mid-Term Value Enhancement Fund I previously paid monthly distributions at a 6% annualized rate (all distribution rate calculations herein assume a per unit or share purchase price of $10.00). As a result of the sale described below, the general partners reduced the normal distributions to a 3% annualized rate based on a $10.00 price per unit effective June 1, 2010. While remaining portfolio liquidation may be delayed because of current economic challenges, Behringer Harvard Mid-Term Value Enhancement Fund I is operating with a view to provide capital returns to its investors through the sale of its assets. On April 15, 2010, it sold the second of its six office properties from its original portfolio. The general partners determined to distribute virtually all of the net proceeds of the sale to the limited partners of record as of May 17, 2010 via a special distribution of $0.63 per unit on May 25, 2010. On February 16, 2011, in accordance with a plan of liquidation, Behringer Harvard Mid-Term Value Enhancement Fund I transferred its assets to a liquidating trust, and the Behringer Harvard Mid-Term Value Enhancement Liquidating Trust, as successor in interest, discontinued the payment of monthly distributions. Now in its final disposition phase, the terms of the liquidating trust agreement contemplate that the liquidating trust will make special cash distributions to beneficiaries, as opposed to the payment of monthly distributions, including in connection with the disposition of its remaining assets, to the extent that such cash will not be needed to provide for the liabilities (including contingent liabilities) assumed by the liquidating trust. On March 22, 2011, a wholly owned subsidiary of Behringer Harvard Mid-Term Value Enhancement Liquidating Trust entered into a purchase and sale agreement for the disposition of one of its assets, but Behringer Harvard Mid-Term Value Enhancement Liquidating Trust has indicated that it can provide no assurance that the sale of this asset will be consummated.

        Behringer Harvard REIT I lowered its annualized distribution rate for its monthly distributions from 6.5% to 3.25% beginning in April 2009 and to 1% beginning in May 2010. Behringer Harvard REIT I has indicated that its focus in the current environment is on capital preservation, that it can provide no assurances that the level of its distributions are sustainable and that it may pay some or all of its distributions from sources other than cash flows from operating activities. Behringer Harvard Opportunity REIT I moved from monthly to quarterly distributions beginning with the second quarter of 2009 and lowered its annualized distribution rate from 3% to 1% beginning with its distribution for the first quarter of 2010. Behringer Harvard Opportunity REIT I has entered its disposition phase, and as such, has ceased regular recurring distributions beginning with the first quarter of 2011 in favor of those that may arise from proceeds available to be distributed from the sale of its assets. The regular distribution of Behringer Harvard Short-Term Opportunity Fund I was discontinued beginning with the third quarter of 2009. In response to increasing prices and decreasing current yields for multifamily communities, Behringer Harvard Multifamily REIT I lowered its annualized distribution rate from 7%

to 6% beginning in September 2010. In March 2009, to conserve capital, Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I suspended their share redemption programs except for redemptions requested by stockholders by reason of death, disability, or confinement to long-term care. Behringer Harvard REIT I further limited such redemptions to no more than $4.25 million in 2011, or $1,062,500 per redemption period (once per quarter). Behringer Harvard REIT I has stated that it may further limit or suspend redemptions, particularly if participation in the DRP decreases and fewer proceeds are generated from DRP sales. In January 2011, Behringer Harvard Opportunity REIT I suspended its share redemption program until further notice. In connection with their announcements of their intention to enter their portfolio liquidation phase in December 2006, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I terminated their redemption programs.

        The current economic crisis has also negatively impacted the operating performance of Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I. Cash flow from operating activities has been insufficient to fund both the net cash required to fund distributions and the capital requirements of their properties. As a result, portions of the net cash required for distributions and capital expenditures of these REITs were funded from their cash on hand, including proceeds from borrowings.

        Estimated Valuations.    Behringer Harvard Mid-Term Value Enhancement I announced an estimated valuation as of December 31, 2009 of $7.09 per limited partner unit, which was adjusted to $6.46 as a result of the special distribution described above. As of December 31, 2010, the estimated valuation was determined to be $5.05 per unit. Behringer Harvard Short-Term Opportunity Fund I announced estimated valuations of its limited partner units of $6.45 per unit as of December 31, 2009 and $6.48 per unit as of December 31, 2010. Behringer Harvard Opportunity REIT I announced estimated valuations of its common stock of $8.17 per share as of June 22, 2009, $8.03 per share as of December 31, 2009, and $7.66 per share as of December 31, 2010. Behringer Harvard REIT I announced estimated valuations of its common stock of $4.25 per share as of May 17, 2010 and $4.55 per share as of December 31, 2010. These units or shares were originally sold in their respective best efforts public offerings for a gross offering price of $10.00.

        As with any valuation methodology, the valuation methodologies used by the Behringer Harvard sponsored investment programs utilize a number of estimates and assumptions. Parties using different assumptions and estimates could derive a different estimated value and these differences could be significant. The estimated values per share or unit were adopted pursuant to the specific valuation policies of these investment programs and do not represent the fair value of the shares or units calculated in accordance with GAAP or the price at which such shares or units would trade on a national securities exchange. The valuation policies and the announcements of estimated values for these programs should be reviewed for additional information and limitations.

        Waiver or Deferral of Fees and Expenses.    Behringer Harvard Holdings and its affiliates have from time to time, voluntarily when they have perceived circumstances to warrant it, waived or deferred fees and expenses due to them from their sponsored investment programs. In 2010 and 2011, affiliates of Behringer Harvard Holdings agreed to defer asset management fees accruing during the months of May 2010 through March 2011 and all debt financing fees, expense reimbursements and property management oversight fees accruing during the months of July 2010 through March 2011 owed by Behringer Harvard Opportunity REIT I. Also in 2011, affiliates of Behringer Harvard Holdings agreed to defer the reimbursement of organization and offering expenses due and payable to them from Behringer Harvard Multifamily REIT I through the year ended December 31, 2010 and waived certain debt financing fees of approximately $259,000 and certain asset management fees of approximately $43,000 owed by Behringer Harvard Multifamily REIT I. Behringer Harvard Multifamily REIT I and its advisor, in order to provide more support for its distributions, revised the asset management fee so that the amount of the fee is dependent upon Behringer Harvard Multifamily REIT I's performance with respect to reaching a modified funds from operations coverage amount per quarter of fifteen cents per share of its common stock. As modified, rather than being a monthly fee equal to one-twelfth of 0.75% of the sum of the higher of the cost or value of its assets, effective July 1, 2010, the asset management fee is currently a monthly fee equal to one-twelfth of the 0.50% of the higher of the cost or value of such assets but will increase as the modified funds from operations coverage amount increases.

        In addition, for 2010, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $8.9 million owed by Behringer Harvard REIT I; asset management fees and reimbursement of operating expenses of approximately $65,000 and $7.0 million, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I; asset management fees and reimbursement of operating expenses of approximately $146,000 and $617,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I (a privately offered program); and property management oversight fees, asset management fees, acquisition fees and reimbursement of operating expenses of approximately $176,000, $314,000, $71,000 and $1.3 million, respectively, owed by Behringer Harvard Strategic Opportunity Fund II (also a privately offered program). For the fiscal year ended December 31, 2009, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $7.5 million owed by Behringer Harvard REIT I; asset management fees and reimbursement of operating expenses of approximately $31,000 and $301,000, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I; asset management fees and reimbursement of operating expenses of approximately $70,000 and $187,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I; and asset management fees and reimbursement of operating expenses of approximately $172,000 and $161,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II. In addition, affiliates of Behringer Harvard Holdings waived property management oversight fees of approximately $161,000 owed by Behringer Harvard Strategic Opportunity Fund II. In 2008, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $566,000 owed by Behringer Harvard Strategic Opportunity Fund I and asset management fees of approximately $892,000 owed by Behringer Harvard Strategic Opportunity Fund II. The results of operations and distributions from these programs shown in the Prior Performance Tables would have been lower without such arrangements. There is no assurance that Behringer Harvard Holdings or its affiliated entities will waive or defer fees or expenses due from its sponsored investment programs in the future.

        Impairments.    Under GAAP, Behringer Harvard sponsored investment programs consider the applicability of any financial statement impairments of the assets that they own. Behringer Harvard REIT I has taken impairments of approximately $21.1 million, $259.1 million and $99.3 million during fiscal years ended December 31, 2008 and 2009, and 2010, respectively. Behringer Harvard Opportunity REIT I has taken impairments of approximately $19.4 million, $15.5 million, and $31.5 million during the fiscal years ended December 31, 2008, 2009 and 2010, respectively. Behringer Harvard Opportunity REIT I recognized a $5 million loss on troubled debt restructuring for the year ended December 31, 2010 related to the contribution of a mezzanine loan to obtain the fee simple interest in the Tanglewood at Voss property. In addition, Behringer Harvard Opportunity REIT I recorded a reserve for loan losses totaling $11.1 million, including $7.1 million recognized as a provision to loan losses during 2010. Behringer Harvard Mid-Term Value Enhancement Fund I recognized an asset impairment of approximately $0.4 million during the first quarter of 2010 for a property that was later sold and recognized an asset impairment of approximately $1.4 million during the third quarter of 2010. Also, for the years ended December 31, 2008, 2009 and 2010, Behringer Harvard Short-Term Opportunity Fund I recognized inventory valuation adjustments of approximately $16.8 million, $0.5 million and $1.9 million, respectively. During the year ended December 31, 2010, Behringer Harvard Short-Term Opportunity Fund I also recorded impairment charges of $5.1 million. In addition, Behringer Harvard Strategic Opportunity Fund II recognized an asset impairment of approximately $3.2 million in 2008 and approximately $1.8 million in 2009. In addition, the year-end audits are in process for Behringer

Harvard Strategic Opportunity Fund I and Behringer Harvard Strategic Opportunity Fund II, and as a result, these programs are currently considering impairments that may be applicable for 2010.

        Financings.    The recent turbulent financial markets and disruption in the banking system, as well as the nationwide economic downturn, resulted in a severe lack of credit, rising costs of any debt that is available, and reluctance by lenders to lend as large a percentage of debt to equity than in prior periods. These market disruptions have adversely affected all of the Behringer Harvard investment programs that substantially completed their equity offerings at or prior to the end of 2008 (except Behringer Harvard Mid-Term Value Enhancement Fund I, which incurred no debt). These investment programs have experienced loan maturities that have not been refinanced or that have been refinanced at reduced values requiring additional collateral or equity and/or at higher interest rates or loan defaults related to certain of their assets. These programs are working with their lenders to replace, extend, or restructure debt arrangements as they mature or to purchase or pay off the debt at discounted amounts and to otherwise manage their debt arrangements to preserve value for their investors, although there is no assurance that they will be able retain all of their assets as mortgage loans mature.

        To date, these investment programs have had substantial success in these activities. For example, in December 2009, Behringer Harvard REIT I restructured the loan secured by its Ashford Perimeter property located in Atlanta, Georgia. The balance prior to the restructure of approximately $34.3 million was bifurcated into two tranches, with the second tranche subordinate to the return of and return on additional contributions provided by Behringer Harvard REIT I for debt service on the first tranche, operating shortfalls, anticipated re-leasing costs and capital improvements at the property. In addition, the loan maturity date was extended from February 1, 2012 to February 1, 2016. Further, in February 2010, Behringer Harvard REIT I completed a discounted purchase, through a wholly-owned subsidiary, of the approximately $42.8 million note secured by its 1650 Arch Street property located in Philadelphia, Pennsylvania, resulting in a gain on the extinguishment of debt of approximately $9.1 million. As of December 31, 2010, the note payable of approximately $42.8 million remains a liability of the borrower, a limited partnership in which Behringer Harvard REIT I owns a 90% controlling interest, and the debt remains in default. However, with respect to four of its assets, Behringer Harvard REIT I was unable to negotiate a satisfactory restructuring or debt purchase and transferred the related property to the mortgage lender pursuant to a deed-in-lieu of foreclosure or a foreclosure. As of December 31, 2010, in addition to the default on the note secured by the 1650 Arch Street property, Behringer Harvard REIT I was in default or had events of default on non-recourse property loans secured by eight of its properties with a combined outstanding balance of approximately $145.7 million. In January 2011 and February 2011, pursuant to a deed-in-lieu of foreclosure and a foreclosure, Behringer Harvard REIT I transferred ownership of two of the eight properties to the lenders associated with each property. Behringer Harvard REIT I is in discussions with the lenders on the remaining loans to restructure the debt, purchase or pay off the debt at a discount, or transfer ownership of the properties to the lenders. Behringer Harvard REIT I has stated that there is no assurance that it will be able to restructure or pay off these loans at a discount, which could result in foreclosure or transfer of ownership of the properties to the lenders. There are non-recourse loans totaling approximately $306.8 million, which are secured by six of Behringer Harvard REIT I's properties, that need to be modified during the first six months of 2011 in order to justify further investment, some of which may have imminent defaults or events of default.

        For Behringer Harvard Opportunity REIT I, the construction loan in the amount of approximately $37.6 million associated with GrandMarc at Westberry Place was refinanced in December 2009. The maturity date of the refinanced loan is January 1, 2020. Also in December 2009, the construction loan in the amount of $26.9 million associated with GrandMarc at the Corner was refinanced. The maturity date of the refinanced loan is January 1, 2020. On October 22, 2010, Behringer Harvard Opportunity REIT I sold the GrandMarc at the Corner property to an unaffiliated third party. In November 2009,

Behringer Harvard Opportunity REIT I reached an agreement with the lender to extend the $24.5 million land tranche of the loan associated with the Frisco Square investment until July 28, 2011. On August 5, 2010, Behringer Harvard Opportunity REIT I, concurrently with entering into two new joint ventures with Digital Realty Trust, Inc., a publicly traded REIT, reached an agreement with the lender to replace the original loans in the aggregate amount of $52.5 million associated with the Santa Clara Data Center investment that matured on June 9, 2010. The joint ventures paid down the original loans' balance by an aggregate of $7 million. The original loans were severed and replaced by new loan agreements with an aggregate original principal balance of $45.5 million. The maturity date of the replacement loans is June 9, 2013. On August 17, 2010, Behringer Harvard Opportunity REIT I transferred ownership of a property securing a loan with an outstanding balance of $18 million to the lender pursuant to a deed-in-lieu of foreclosure. On November 15, 2010, Behringer Harvard Opportunity REIT I's loans related to the Chase Park Plaza Hotel and Chase-The Private Residences matured, and agreements were reached with the lender to extend the maturity to November 15, 2011. Effective February 13, 2011, Behringer Harvard Opportunity REIT I reached an agreement to extend the maturity date of its credit facility from February 13, 2011 to February 13, 2012.

        During 2009, Behringer Harvard Short-Term Opportunity Fund I was able to successfully restructure or extend approximately seventy percent of its $156.0 million in debt, including, in July 2009, extending the maturity date of the Bretton Woods property loan, having an outstanding principal balance of $1.3 million as of December 31, 2009, to July 15, 2011 and extending the maturity date of the Melissa Land loan, having an outstanding principal balance of $1.7 million as of December 31, 2009, to July 29, 2012. In October 2009, Behringer Harvard Short-Term Opportunity Fund I extended the maturity date of the Mockingbird Commons condominium loan, with an outstanding balance of $25.0 million, to October 1, 2011 and obtained permission to lease the residential condominium units pending their ultimate sale and modified the Cassidy Ridge property loan to permit a second lien position on the Cassidy Ridge property as additional security for the Mockingbird Commons condominium loan with the same lender. In December 2009, Behringer Harvard Short-Term Opportunity Fund I successfully negotiated the removal of certain financial covenants and extension of the maturity date of the Mockingbird Commons hotel loan, with an outstanding principal balance of $41.2 million as of December 31, 2009, to December 21, 2012 with options to extend the maturity date for two periods of twelve months each if certain conditions are met. The program also modified its revolving credit agreement, with an outstanding principal balance of $9.7 million as of December 31, 2009, to permit a second lien position on the 250/290 Carpenter property as additional security for the Mockingbird Commons hotel loan and extending the maturity date of borrowings under the revolver agreement to December 21, 2012 with options to extend the maturity date. Behringer Harvard Short-Term Opportunity Fund I is currently in default with respect to five loans with an aggregate outstanding balance of $71.1 million. Possession and control of the property related to one of the loans, which was nonrecourse to Behringer Harvard Short-Term Opportunity Fund I and had an outstanding balance of $9.4 million, was transferred to a receiver in October 2010. One of the loans with an outstanding balance of $3.7 million was restructured and had its maturity date extended to November 2012. As of January 16, 2011, Behringer Harvard Short-Term Opportunity Fund I was in default on the property loan related to the Mockingbird Commons condominium project, which had an outstanding principal balance of $24.9 million at December 31, 2010. The default under the loan agreement created a cross-default under an additional loan agreement with the same lender related to the Cassidy Ridge condominium project, which had an outstanding balance of $25.5 million at December 31, 2010. As of January 23, 2011, Behringer Harvard Short-Term Opportunity Fund I was in default on the property loan related to 5050 Quorum, which has an outstanding principal balance of $10 million. Behringer Harvard Short-Term Opportunity Fund I has remained and continues to remain current on interest payments due under the loan agreement but received notice from the lender on March 30, 2011 demanding immediate payment of the outstanding principal and all accrued interest. For both of the loans in default described above, Behringer Harvard Short-Term Opportunity Fund I is currently in negotiations with the respective lenders to obtain a waiver of the default, modify or extend the loan agreements.

        In July 2010, Behringer Harvard Strategic Opportunity Fund I, with its joint venture partner Behringer Harvard Strategic Opportunity Fund II, successfully negotiated an extension of the maturity date of the $9.0 million property loan in the development known as Three Two Three Tahoe secured by the development to June 2012. In May 2010, Behringer Harvard Strategic Opportunity Fund I also completed a pay down of $2.2 million on the loan secured by the Hotel Palomar Los Angeles—Westwood, resulting in an outstanding loan balance of $61.1 million, and obtained an extension of the maturity date of the property loan to May 2011.

        In January 2010, in order to obtain loan extensions on existing debt, Behringer Harvard Strategic Opportunity Fund II cross-collateralized the Overschiestraat portfolio loan with the Lindeveste portfolio, resulting in an aggregate combined loan balance of approximately $25.6 million (based on dollar/Euro exchange rates on June 30, 2010) at June 30, 2010, and extended the maturity date of the loan to December 2012. In April 2009, Behringer Harvard Strategic Opportunity Fund II extended the maturity date for the McKinney land loan in the amount of approximately $4.0 million to April 2012, and in November 2009, Behringer Harvard Strategic Opportunity Fund II extended the maturity date for the Hawk's Cay property loan in the amount of $101.8 million to April 2011 with extension options to February 2014 if certain conditions are met.

        Behringer Harvard sponsored programs are in discussions with the lenders on loans in default and any other loans that may be considered "at risk" by these programs to either restructure the debt or to purchase or pay off the debt at a discount. However, there is no assurance that the programs will be able to restructure the debt or to purchase or pay off the debt at a discount, which could result in foreclosure or a transfer of ownership of the properties to the lenders.

        Sponsor Activities.    Behringer Harvard Holdings has also, voluntarily and in circumstances where a short term need for liquidity has been deemed by it to be advisable, provided loans to certain Behringer Harvard sponsored investment programs and certain of their affiliates, including Behringer Harvard Short-Term Opportunity Fund I, Behringer Harvard Strategic Opportunity Fund I, and Behringer Harvard Strategic Opportunity Fund II. For these three programs, the outstanding principal balance of these loans as of December 31, 2010 was approximately $11.7 million (net of the loan forgiveness described below), $11.4 million, and $13.2 million, respectively. On December 31, 2009 and 2010, Behringer Harvard Holdings forgave approximately $15.0 million and $2.8 million, respectively, of principal loans and all interest thereon owed by Behringer Harvard Short-Term Opportunity Fund I, which was accounted for as a capital contribution by its general partners. In 2011, Behringer Harvard Holdings also provided a loan of up to $2.5 million to Behringer Harvard Opportunity REIT I. Behringer Harvard Holdings has also leased vacant space at certain of its TIC Programs discussed below. The results of operations and distributions from Behringer Harvard Short-Term Opportunity Fund I shown in the Prior Performance Tables would have been lower without such arrangements. There is no assurance that Behringer Harvard Holdings or its affiliated entities will engage in such activities with respect to its sponsored investment programs in the future.

        Co-Investor Arrangements.    Behringer Harvard Holdings sponsored private offerings from 2003 through 2005 for eight single asset co-investment arrangements structured as tenant-in-common programs ("TIC Programs"). Behringer Harvard Strategic Opportunity Fund I sponsored one TIC Program. As of December 31, 2008, Behringer Harvard REIT I had acquired all TIC interests where it had been the largest TIC owner in four TIC Programs and remains the largest tenant-in-common investor in two TIC Programs. Behringer Harvard Strategic Opportunity Fund I owns a tenant-in-common interest in the one TIC Program it sponsored, and the remaining TIC Program is owned by tenant-in-common investors with a small interest owned by Behringer Harvard Holdings. The remaining TIC Program sold its property in 2008.

        Investors in five of the TIC Programs received a positive total return on their investment including investors in one TIC Program who received a total return above what was projected in its private placement offering memorandum. In general, the current economic crisis has adversely affected the operating performance of the remaining four TIC Programs.

        One of the TIC Programs, Firestone Upper West Side Apartments, has a master lease arrangement between Behringer Harvard Holdings, as master tenant, and the tenant in common owners, as landlord, whereby Behringer Harvard Holdings makes distribution payments at a set rate to the tenant in common owners after the payment of taxes, insurance and debt service payments. Beginning in August 2010, Behringer Harvard Holdings ceased making payments to the tenant in common owners. Behringer Harvard Holdings and the tenant in common owners are currently pursuing a sale of the asset to a third party; however, if a sale is not consummated, the parties will pursue a restructuring of the master lease arrangement.

        Another TIC Program, Beau Terre Office Park ("Beau Terre"), has substantially underperformed relative to projections which were based on representations made by the seller and its agents related to its operating expenses and revenues that Behringer Harvard Holdings believes to be false. Behringer Harvard Holdings reached settlement in December 2010 in a lawsuit with the former on-site property manager. The tenant-in-common investors received substantial settlement consideration and were no longer party to the suit at its ultimate conclusion.

        As of December 31, 2010, the Beau Terre mortgage loan was in default and had an outstanding balance of approximately $35.4 million. In October 2010, the loan servicer for the loan brought a foreclosure action against the property. Behringer Harvard Holdings, on behalf of the owners of Beau Terre, is in discussions with the lender on this loan to potentially restructure the debt. However, there is no assurance that this TIC Program will be able to restructure the debt, which could result in foreclosure or a transfer of ownership of the property to the lender.

        Several Behringer Harvard sponsored investment programs have made portfolio investments under co-investment arrangements, generally as partnerships. Certain of these co-investors have threatened claims against these investment programs and their sponsor where current economic conditions have resulted in these investments underperforming expectations. Other than as to Behringer Harvard Opportunity REIT I, which has been sued by a co-investor in one such circumstance, none of these threats have resulted in lawsuits. While there is not believed to be any merit in this lawsuit or any of the threats, the defense and any settlement of these claims may negatively impact returns to the investors in these investment programs.

Litigation

        The tenant-in-common program sponsored by Behringer Harvard Holdings related to the Beau Terre Office Park in Bentonville, Arkansas, named Behringer Harvard Beau Terre S, LLC, was substantially underperforming relative to projections immediately after acquisition of the property. Behringer Harvard Holdings relied on seller representations and third party due diligence, which included independent appraisals, regarding revenues related to the Beau Terre Office Park. Behringer Harvard Holdings subsequently learned that certain leases were fraudulent and one of 36 represented buildings had not been built. The private placement offering for the tenant-in-common interests in Beau Terre Office Park commenced on May 12, 2004, was completed on August 18, 2004 and resulted in total gross offering proceeds of approximately $17.6 million from the sale of 28 tenant-in-common interests. In December 2005, Behringer Harvard Holdings completed a settlement with investors in the Beau Terre Office Park tenant-in-common program. Under the terms of the settlement, Behringer Harvard Holdings agreed to, among other things, increase the lease payments under certain leases at the property, replace the existing property manager, build a new office building on an undeveloped lot at that property and pay $1.25 million.

        As a result of the lower than anticipated performance of this asset, Behringer Harvard Holdings allowed the property management agreement with the on-site property manager to expire according to its terms. The on-site property manager was replaced with Trammell Crow Company beginning in January 2006, which was replaced by Colliers Dickson Flake Partners in April 2007. The former on-site property manager, who had been an agent of the seller of Beau Terre Office Park having marketed the asset for its sale, filed a lawsuit against Behringer Harvard Holdings in Dallas, Texas alleging breach of contract, among other things. Behringer Harvard Holdings actively defended those claims and pursued its own claims against the property manager, the appraiser, the seller and others. The remaining portion of the lawsuit was settled by all parties in December 2010. Through the course of the litigation Behringer Harvard Holdings and the Beau Terre Office Park tenant-in-common investors received total settlement proceeds in excess of $5 million with no settlement payments made by Behringer Harvard Holdings and the tenant-in-common investors to settle any third-party claims related to the litigation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

        We maintain $0.2 million in Euro-denominated accounts at European financial institutions. Accordingly, we are not materially exposed to any significant foreign currency fluctuations related to these accounts.

Interest Rate Risk

        We may be exposed to interest rate changes primarily as a result of long-term debt used to acquire properties and make loans and other permitted investments. Our management's objectives, with regard to interest rate risks, are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we will borrow primarily at fixed rates or variable rates with the lowest margins available and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We may enter into derivative financial instruments such as options, forwards, interest rate swaps, caps, or floors to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate portion of our variable rate debt. Of our $175.4 million in notes payable at December 31, 2010, $95.2 million represented debt subject to variable interest rates, of which $37.5 million is subject to minimum interest rates. If our variable interest rates increased 100 basis points, we estimate that total annual interest cost, including interest expensed and interest capitalized, would increase by $0.6 million.

        Interest rate fluctuations generally will not affect our future earnings or cash flows on our fixed rate real estate loan receivable, the PAL Junior Loan, unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instrument. As we expect to hold the PAL Loan to maturity and the amounts due under the loan would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates would have a significant impact on the cash flows of our fixed rate real estate loan receivable.

        The PAL Junior Loan has a maturity date of September 1, 2016 and accrues interest at 18% per annum. The PAL Junior Loan is subject to market risk to the extent that the stated interest rate varies from current market rates for loans made under similar terms.

        Interest rate caps classified as assets were reported at their combined fair values of $0.4 million within prepaid expenses and other assets at December 31, 2010. A 100 basis point decrease in interest rates would result in a $0.4 million net decrease in the fair value of our interest rate caps. A 100 basis point increase in interest rates would result in a $0.7 million net increase in the fair value of our interest rate caps.

EXPERTS

        The consolidated financial statements and related financial statement schedules of Behringer Harvard Opportunity REIT II, Inc. and subsidiaries as of December 31, 2010 and 2009 and for the three years in the period ended December 31, 2010, incorporated by reference in this Prospectus from Behringer Harvard Opportunity REIT II, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The statement of revenues and certain operating expenses of 1875 Lawrence for the year ended December 31, 2007, the statements of revenues and certain operating expenses of Palms of Monterrey, of the Original Florida MOB Portfolio, and of Gardens Medical Pavilion for the year ended December 31, 2009, incorporated by reference in the Prospectus from Behringer Harvard Opportunity REIT II, Inc.'s Current Reports on Form 8-K/A which were filed with the SEC on December 19, 2008, July 26, 2010, and December 22, 2010, respectively, and the statements of revenues and certain operating expenses of Holstenplatz and of Archibald Business Center for the year ended December 31, 2009, incorporated by reference in the Prospectus from Behringer Harvard Opportunity REIT II, Inc.'s Current Reports on Form 8-K which were filed with the SEC on September 2, 2010 and September 9, 2010, respectively, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference (which reports on the statement of revenues and certain operating expenses express unqualified opinions and include explanatory paragraphs referring to the purpose of the statements), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The statements of revenues and certain operating expenses of Parrot's Landing and of Interchange Business Center for the year ended December 31, 2009, incorporated by reference in the Prospectus from Behringer Harvard Opportunity REIT II, Inc.'s Current Reports on Form 8-K/A which were filed with the SEC on November 12, 2010 and January 26, 2011, respectively have been audited by Saville Dodgen & Company, PLLC, independent auditors, as stated in their reports, which are incorporated herein by reference (which reports on the statement of revenues and certain operating expenses express unqualified opinions and include explanatory paragraphs referring to the purpose of the statement), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Waipouli Holdings, LLC (the parent company of the seller of the Kauai Coconut Beach Hotel) as of and for the years ended December 31, 2009 and 2008, incorporated by reference in this Prospectus and Registration Statement from Behringer Harvard Opportunity REIT II, Inc.'s Current Report on Form 8-K/A which was filed with the SEC on January 5, 2011, have been audited by Ernst and Young LLP, independent auditors, as set forth in their report, which is incorporated herein by reference (which contains an explanatory paragraph describing conditions that raise substantial doubt about Waipouli Holdings, LLC's ability to continue as a going concern as described in Note 1 to the financial statements). Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the web site maintained for us and our advisor and its affiliates at http://www.behringerharvard.com (URL for documents: http://www.snl.com/irweblinkx/docs.aspx?IID=4165566). There is additional information about us and our advisor and its affiliates at the web site, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

        The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-140887), except for any document or portion thereof deemed to be "furnished" and not filed in accordance with SEC rules:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on March 30, 2011;

  •
  Current Report on Form 8-K/A filed with the SEC on January 26, 2011;

  •
  Current Report on Form 8-K/A filed with the SEC on January 5, 2011;

  •
  Current Report on Form 8-K/A filed with the SEC on December 22, 2010;

  •
  Current Report on Form 8-K/A filed with the SEC on November 12, 2010;

  •
  Current Report on Form 8-K filed with the SEC on September 9, 2010;

  •
  Current Report on Form 8-K filed with the SEC on September 2, 2010;

  •
  Current Report on Form 8-K/A filed with the SEC on July 26, 2010;

  •
  Current Report on Form 8-K/A filed with the SEC on December 19, 2008;

  •
  Form 8-A

        We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

Behringer Harvard Investment Services
15601 Dallas Parkway, Suite 600
Addison, Texas 75001-6026
Telephone: (866) 655-3600
Fax: (816) 218-1141
 www.behringerharvard.com

        The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

 Exhibit A

Prior Performance Tables

        The following Prior Performance Tables (the "Tables") provide information relating to certain closed or completed public real estate investment programs (the "Prior Real Estate Programs") sponsored by Behringer Harvard Holdings, LLC and its affiliates, which control our advisor. We consider each of the Prior Real Estate Programs presented to have investment objectives similar to ours to the extent that the prospectus for the program lists substantially the same primary investment objectives as we do, regardless of the particular emphasis that a program places on each objective. See "Investment Objectives and Criteria" elsewhere herein.

        Prospective investors should read these Tables carefully together with the summary information concerning the Prior Real Estate Programs as set forth in the "Prior Performance Summary" section of this prospectus.

        Investors in our company will not own any interest in any Prior Real Estate Program and should not assume that they will experience returns, if any, comparable to those experienced by investors in the Prior Real Estate Programs.

        Our advisor is responsible for the acquisition, operation, maintenance and resale of our real estate investments. Behringer Harvard Holdings and its affiliates control our advisor and actively managed the Prior Real Estate Programs and related companies. The financial results of the Prior Real Estate Programs thus provide an indication of Prior Real Estate Programs for which Behringer Harvard Holdings and its affiliates were ultimately responsible and the performance of these programs during the periods covered. However, general economic conditions affecting the real estate industry and other factors contribute significantly to financial results.

        The following tables are included herein:

        Table I—Experience in Raising and Investing Funds (as a Percentage of Investment)

        Table II—Compensation to Sponsor (in Dollars)

        Table III—Annual Operating Results of Prior Real Estate Programs

        Table IV—Results of Completed Programs

        Table V—Results of Sales or Disposals of Property

        The following are definitions of certain terms used in the Tables:

        "Acquisition Fees" means fees and commissions paid by a Prior Real Estate Program in connection with its purchase or development of an investment, except development fees paid to a person not affiliated with the Prior Real Estate Program or with a general partner or advisor of the Prior Real Estate Program in connection with the actual development of a project after acquisition of land by the Prior Real Estate Program.

        "Organization Expenses" include legal fees, accounting fees, securities filing fees, printing and reproduction expenses and fees paid to the sponsor in connection with the planning and formation of the Prior Real Estate Program.

        "Underwriting Fees" include selling commissions and wholesaling fees paid to broker-dealers for services provided by the broker-dealers during the offering.

 TABLE I
(UNAUDITED)
EXPERIENCE IN RAISING AND INVESTING FUNDS

        This Table sets forth a summary of the experience of the sponsors of Prior Real Estate Programs that have closed offerings since January 1, 2008 and that have similar or identical investment objectives to us. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties. All figures are as of December 31, 2010.

	Behringer Harvard REIT I, Inc.— Second Follow-on Offering(1)
Dollar amount offered	$2,475,000,000

Dollar amount raised	1,890,550,131	76.4%

Less offering expenses:(2)
Selling commissions and discounts	163,215,937	8.6%
Organizational and offering expenses	26,115,012	1.4%
Other	—	0.0%
Reserve for operations	—	0.0%

Amount available for investment(2)	$1,701,219,182	90.0%

Acquisition costs:(3)
Cash invested	$1,372,862,610	48.0%
Acquisition fees(4)	80,031,482	2.8%
Loan costs	18,051,925	0.6%
Proceeds from mortgage financing	1,378,276,492	48.6%

Total acquisition costs(5)	$2,849,222,509

Percent leveraged	48.4%
Date offering began	10/06/06
Length of offering (in months)	25
Months to invest 90% of amount available for investment (measured from date of offering)	—

(1)
The information provided for Behringer Harvard REIT I, Inc.—Second Follow-on Offering references only that company's second follow-on public offering. Behringer Harvard REIT I, Inc. terminated the "best efforts" portion of the Second Follow-on Offering effective as of the close of business on December 31, 2008 and the distribution reinvestment plan portion of the Second Follow-on Offering effective as of the close of business on January 3, 2009. Includes amounts sold on January 3, 2009 pursuant to the company's distribution reinvestment plan.

(2)
Percentages based on dollar amount raised.

(3)
Percentages based on total acquisition costs.

(4)
Acquisition fees include finders fees and due diligence reimbursements paid to affiliates of the advisors or general partners.

(5)
Total acquisition costs include cash invested, acquisition fees and loan costs as well as the proceeds from mortgage financing.

 TABLE II
(UNAUDITED)
COMPENSATION TO SPONSOR

        This Table sets forth the compensation received by Behringer Harvard Holdings and its affiliates, including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations, for Prior Real Estate Programs that have closed offerings since January 1, 2008 and that have similar or identical investment objectives to us. All figures are as of December 31, 2010.

	Behringer Harvard REIT I, Inc.— Second Follow-on Offering(1)	Other Programs 2008 - 2010(2)
Date offering commenced	10/06/06
Dollar amount raised	$1,890,550,131

Amount paid to sponsor from proceeds of offering:
Underwriting fees(3)	23,890,745	10,868,455
Acquisition fees:
Real estate commissions	—	—
Advisory fees(4)	80,031,482	27,600,305
Other fees	—	—

Total amount paid to sponsor	$103,922,227	$38,468,760

Dollar amount of cash generated from operations before deducting payments to sponsor	$459,118,235
Amount paid to sponsor from operations:
Property management fees(5)	66,099,084	7,544,212
Asset management fees(6)	90,446,542	28,930,104
Reimbursements	64,084,698	21,278,078
Leasing commissions	—	—
Dollar amount of property sales and refinancing before deducting payments to sponsor:
Cash	260,223,611
Other	98,519,037
Amount paid to sponsor from property sales and refinancing:
Real estate commissions	—	—
Financing fees	—	7,291,546
Other	—	—

(1)
Behringer Harvard REIT I, Inc. terminated the "best efforts" portion of the Second-Follow-on Offering effective as of the close of business on December 31, 2008 and the distribution reinvestment plan portion of the Second Follow-on Offering effective as of the close of business on January 3, 2009. Includes amounts sold on January 3, 2009 pursuant to the company's distribution reinvestment plan.

(2)
For the years ended December 31, 2008, 2009, and 2010. Represents aggregate payments to the sponsor for the sponsor's five other public programs. Amounts paid do not include fees waived by Behringer Harvard Holdings and its affiliates. See "Prior Performance Summary—Adverse Effects of Economic Downturn on Prior Programs and Value

  Preservation Efforts—Waiver or Deferral of Fees and Expenses" for additional information on fee waivers by program.

(3)
"Underwriting fees" consist of dealer-manager fees received by an affiliate of the sponsor less any amounts reallowed to participating broker-dealers.

(4)
"Advisory fees" are acquisition fees, which include finders fees and due diligence reimbursements paid to affiliates of the advisors or general partners.

(5)
An affiliate of the sponsor provides management services for certain properties acquired in the respective programs. Management fees have not exceeded 4.5% of the gross receipts from the properties managed.

(6)
Amounts paid to affiliates of the sponsor excludes amounts that have been capitalized for properties under development. In addition, in 2009 and 2010, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $7.5 million and $8.9 million, respectively, owed by Behringer Harvard REIT I, Inc.

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

        This Table sets forth the annual operating results of Prior Real Estate Programs that have closed offerings since January 1, 2006 and that have similar or identical investment objectives to us. All results are through December 31, 2010.

Behringer Harvard REIT I, Inc.

	2006(1)	2007	2008	2009(2)	2010(2)
Gross revenue	$161,306,497	$314,220,575	$605,433,359	$598,055,746	$522,225,980
Equity in earnings of investments in tenant-in-common interests	4,803,590	5,117,040	1,330,819	283,613	954,368
Interest income	4,962,720	25,540,692	7,026,644	3,307,379	1,459,358
Gain on sale of assets	—	43,812	5,252,812	—
Gain on early extinguishment of debt	—	—	1,257,848	(4,476,976)	—
Gain on troubled extinguishment of debt	—	—	—	—	9,090,960
Income (loss) from discontinued operations	—	—	13,633,728	(17,764,651)	(28,091,199)
Less: Operating expenses	57,692,604	118,543,371	251,357,490	267,497,650	234,627,560
Interest expense	50,876,700	100,728,701	191,327,680	187,115,839	169,465,713
Property and asset management fees	10,046,091	22,849,834	45,240,718	39,351,912	34,756,438
General and administrative	1,614,745	2,969,033	7,334,099	11,122,265	9,987,783
Asset impairment loss	—	—	21,113,589	241,238,783	59,246,902
Depreciation and amortization	73,275,009	141,462,443	278,213,262	272,165,006	228,781,205

Net income—GAAP basis	(22,432,342)	(41,631,263)	(160,651,628)	(439,086,344)	(231,226,134)

Noncontrolling interest	—	—	(231,337)	(8,454,873)	(729,483)
Net income attributable to common stockholders	$(22,432,342)	$(41,631,263)	$(160,420,291)	$(430,631,471)	(230,496,651)

Taxable income
—from operations	(8,782,949)	(12,874,294)	(40,218,206)	(45,168,948)	(73,311,411	)(3)
—from gain on sale	—	—	—	—	—
Cash generated from operations	49,178,016	63,794,244	68,484,262	63,010,072	49,307,528
Cash generated from sales	—	—	—	—	—
Cash generated from financing/refinancing	—	—	—	—	—

Total cash generated from operations, sales and refinancing	$49,178,016	$63,794,244	$68,484,262	$63,010,072	49,307,528

Less: Cash distributions to investors(4)
—from operating cash flow	30,312,831	55,293,644	68,484,262	60,213,112	30,396,153
—from sales and refinancing	—	—	—	—	—
—from other(5)	—	—	1,970,087	—	—
Cash generated (deficiency) after cash distributions	$18,865,185	$8,500,600	$(1,970,087)	$2,796,960	18,911,375

Special items (not including sales and refinancing)
Issuance of common stock	454,838,168	692,662,878	638,915,322	(84,834,100)	(7,177,018)
Acquisition of land and buildings	(480,621,662)	(735,918,044)	(388,095,875)	(75,161,088)	(49,985,794)
Increase in other assets	548,458	4,753,401	(6,338,548)	(677,736)	(2,192,966)
Other(6)	2,576,000	—	—	—	—

Cash generated (deficiency) after cash distributions and special items	$(3,793,851)	$(30,001,165)	$242,510,812	$(157,875,964)	(40,444,403)

Tax and Distribution Data Per $1,000 Invested
Federal income tax results:
Ordinary income (loss)
—from operations	(8)	(7)	(16)	(17)	(28	)(3)
—from recapture	—	—	—	—	—
Capital gain (loss)	—	—	—	—	—
Cash distributions to investors
Source (on GAAP basis)
—from investment income	28	30	26	23	12
—from return of capital	—	—	1	—	—

Total distributions on GAAP basis	$28	$30	$27	$23	$12

Source (on cash basis)
—from operations	28	30	26	23	12
—from sales	—	—	—	—	—
—from return of capital	—	—	1	—	—

Total distributions on cash basis	$28	$30	$27	$23	$12

Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	100%	100%	100%	100%	100%

(1)
Includes all amounts for 2005 and 2006, most of which may be attributed to Behringer Harvard REIT I, Inc.'s first follow-on offering.

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (Continued)

(2)
In 2009 and 2010, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $7.5 million and $8.9 million, respectively, owed by Behringer Harvard REIT I, Inc.

(3)
Subject to adjustment based on final 2010 tax return.

(4)
The source of the amounts distributed come first from the cash generated from operations and thereafter any excess distributions come from other sources as described in footnote (5). The allocation of amounts reported on the stockholders' Forms 1099 may vary since taxable income or loss is not based upon GAAP. Also, the distribution amounts reported include distributions to common stockholders as well as immaterial amounts distributed to unaffiliated limited partners in the company's operating partnership and unaffiliated third-party investment partners that hold noncontrolling interests in certain of the company's property investments.

(5)
May include amounts from offering proceeds, fees waived by Behringer Harvard Holdings entities, and unaffiliated third-party borrowings.

(6)
Includes financing costs, redemptions of shares, change in receivables from or payables to affiliates and deposits on properties to be acquired.

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (Continued)

Behringer Harvard Opportunity REIT I, Inc.

	2006	2007	2008	2009	2010(1)
Gross revenue	$4,660,664	$35,227,624	$73,387,185	$96,938,102	$91,565,395
Equity in income of joint ventures	—	(1,201,219)	(2,861,652)	(2,140,673)	(5,463,607)
Interest income	2,748,918	3,779,424	3,537,523	414,125	113,464
Gain on sale of investment	—	—	—	—	3,180,479
Gain on sale of real estate	—	—	—	—	3,901,245
Loss on debt extinguishment	—	(2,455,058)	—	—	(5,035,505)
Loss from discontinued operations	—	—	—	—	(7,925,952)
Less: Operating expenses	1,987,606	16,939,932	44,250,484	66,350,380	55,267,972
Interest expense	560,018	4,805,467	17,438,061	16,500,112	14,706,942
Property and asset management fees	355,527	3,231,994	7,095,054	9,119,774	8,111,512
General and administrative	855,494	1,562,161	4,934,858	5,704,272	6,698,579
Impairment charge	—	—	19,413,313	15,522,433	27,248,188
Provision for loan losses	—	—	—	—	7,136,147
Depreciation and amortization	1,351,054	13,069,023	25,660,996	29,975,378	23,947,647

Net income—GAAP basis	2,299,883	(4,257,806)	(44,729,710)	(47,960,795)	(62,781,468)

Noncontrolling interest	(90,935)	(401,218)	(10,028,342)	(10,923,447)	(1,548,678)
Net income attributable to common stockholders	$2,390,818	$(3,856,588)	$(34,701,368)	$(37,037,348)	$(61,232,790)

Taxable income
—from operations	—	(3,619,099)	(6,379,854)	(3,436,555)	(26,710,930	)(2)
—from gain on sale	—	—	—	—	—
Cash generated from operations	3,927,562	(12,566,090)	(29,283,099)	11,421,260	17,463,565
Cash generated from sales	—	—	—	—	—
Cash generated from financing / refinancing	—	—	—	—	—

Total cash generated from operations, sales and refinancing	$3,927,562	$(12,566,090)	$(29,283,099)	$11,421,260	$17,463,565

Less: Cash distributions to investors(3)
—from operating cash flow	247,632	—	—	3,874,015	2,726,305
—from sales and refinancing	—	—	—	—	—
—from other(4)	—	2,620,352	4,005,905	—	—
Cash generated (deficiency) after cash distributions	$3,679,930	$(15,186,442)	$(33,289,004)	$7,547,245	$14,737,260

Special items (not including sales and refinancing)
Issuance of common stock	145,405,261	315,903,029	(3,737,946)	1,483,890	(1,131,853)
Acquisition of land and buildings	(113,128,995)	(273,946,771)	(15,478,005)	(22,049,226)	(13,530,816)
Increase in other assets	—	(154,450)	—	—	—
Other(5)	122,018	(2,756,426)	(733,501)	(2,730,816)	1,258,205

Cash generated (deficiency) after cash distributions and special items	$36,078,214	$23,858,940	$(53,238,456)	$(15,748,907)	$1,332,796

Tax and Distribution Data Per $1,000 Invested
Federal income tax results:
Ordinary income (loss)
—from operations	—	(8)	(13)	(7)	(53	)(2)
—from recapture	—	—	—	—	—
Capital gain (loss)	—	—	—	—	—
Cash distributions to investors
Source (on GAAP basis)
—from investment income	2	—	—	8	5
—from return of capital	—	5	8	—	—

Total distributions on GAAP basis	$2	$5	$8	$8	$5

Source (on cash basis)
—from operations	2	—	—	8	5
—from sales	—	—	—	—	—
—from return of capital	—	5	8	—	—

Total distributions on cash basis	$2	$5	$8	$8	$5

Amount (in percentage terms) remaining invested in
program properties at the end of last year reported in table	100%	100%	100%	100%	100%

(1)
In 2010, affiliates of Behringer Harvard Holdings agreed to defer asset management fees, debt financing fees, expense reimbursements and property management oversight fees accruing during the months of May 2010 through December 2010 owed by Behringer Harvard Opportunity REIT I, Inc.

(2)
Subject to adjustment based on final 2010 tax return.

(3)
The source of the amounts distributed come first from the cash generated from operations and thereafter any excess distributions come from other sources as described in footnote (4). The allocation of amounts reported on the stockholders' Forms 1099 may vary since taxable income or loss is not based upon GAAP.

(4)
May include amounts from offering proceeds and unaffiliated third-party borrowings.

(5)
Includes financing costs, redemptions of shares, change in receivables from or payables to affiliates and deposits on properties to be acquired.

TABLE IV
(UNAUDITED)
RESULTS OF COMPLETED PROGRAMS

        This Table has been omitted because, as of December 31, 2010, no Prior Real Estate Programs that have similar or identical investment objectives to us have completed operations since January 1, 2006.

TABLE V
(UNAUDITED)
RESULTS OF SALES OR DISPOSALS OF PROPERTY

        This Table sets forth summary information on the results of the sale or disposals of properties since January 1, 2008 by Prior Real Estate Programs that have similar or identical investment objectives to us. All figures are through December 31, 2010.

			Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Properties Including Closing and Soft Costs
Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back By Program(1)	Adjustments Resulting From Application of GAAP(2)	Total(3)	Original Mortgage Financing	Total Acquisition Cost, Capital Improvements, Closing and Soft Costs(4)	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Behringer Harvard REIT I, Inc.
Cyprus Building	12/16/04	02/15/08	$25,917,771	—	—	—	$25,917,771	—	$23,639,653	$23,639,653	$9,379,373
Stanwix Street Associates	12/12/07	06/05/08	—	$28,408,556	—	—	$28,408,556	$28,594,537	$402,382	$28,996,919	$151,960
Enclave on the Lake(5)	04/12/04	07/01/08	$6,437,233	$6,823,290	—	—	$13,260,523	$7,262,552	$3,292,268	$10,554,820	$2,066,981
Utah Avenue	04/21/05	08/01/08	$15,007,455	$20,000,000	—	—	$35,007,455	$20,000,000	$8,474,676	$28,474,676	$2,037,231
IPC Florida I, LLC	12/12/07	12/31/09	$12,462,871	$23,075,877	—	—	$35,538,748	$25,261,491	$30,171,820	$55,433,311	$5,898,654
IPC McDonald Properties, LLC	12/12/07	02/01/10	—	$27,148,589	—	—	$27,148,589	$28,062,630	$35,741,571	$63,804,201	$4,746,977
IPC Crescent Center, LLC	12/12/07	07/27/10	$9,663,428	$42,605,582	—	—	$52,269,010	$43,000,000	$73,409,029	$116,409,029	$4,804,902
Gateway 22 Office Building	07/20/05	09/03/10	—	$9,518,880	—	—	$9,518,880	$9,750,000	$13,459,693	$23,209,693	$763,347
Behringer Harvard One Financial, LLC	08/02/05	12/03/10	—	$43,000,000	—	—	$43,000,000	$43,000,000	$67,532,690	$110,532,690	$(11,354)
IPC Florida II, LLC	12/12/07	12/14/10	$587,497	$15,568,733	—	—	$16,156,230	$16,252,808	$40,771,912	$57,024,720	$2,398,735
BofA Plaza L.P.	12/12/07	12/15/10	$13,897,312	$47,243,383	—	—	$61,140,695	$50,000,000	$103,308,150	$153,308,150	$7,606,926
222 Bloomingdale Road Office Building	12/12/07	12/15/10	—	$10,182,987	—	—	$10,182,987	$10,471,502	$17,548,765	$28,020,267	$(1,144,607)
Behringer Harvard Short-Term Opportunity Fund I LP
4245 Central LP	08/17/04	09/30/08	$3,009,901	$4,177,713	—	$(1,671,172)	$5,516,442	$3,460,938	$3,260,022	$6,720,960	$(521,524)
Behringer Harvard Mid-Term Value Enhancement Fund I LP
Hopkins LLC	3/12/2004	04/14/10	$2,515,937	—	—	—	$2,515,937	—	$3,352,361	$3,352,361	1,491,586
Behringer Harvard Opportunity REIT I, Inc.
Ferncroft	03/01/06	08/17/10	—	$18,000,000	—	—	$18,000,000	—	$29,739,370	$29,739,370	$2,480,254
Grandmarc At The Corner	02/01/07	10/22/10	$8,842,215	—	—	—	$8,842,215	—	$6,558,787	$6,558,787	$848,000
Behringer Harvard Opportunity REIT II, Inc.
SPRM Killeen, LP (Stone Creek Apartments)	11/30/09	08/30/10	$616,354	$1,257,403	—	—	$1,873,757	$1,290,983	$508,152	$1,799,135	$41,559

(1)	No purchase money mortgages were taken back by any individual program.

(2)	Financial statements for programs are prepared in accordance with GAAP. The adjustment for 4245 Central LP was required because the $ (1,671,172) was recorded as a capital contribution by the Fund's general partner as a result of the transaction with an affiliate.
(3)	None of these sales are being reported on the installment basis.
(4)	The amounts shown do not include a pro rata share of the original offering costs. There were no carried interests received in lieu of commissions in connection with the acquisition of the property.
(5)
As of December 31, 2004, 2005, 2006 and 2007, Behringer Harvard REIT I, Inc. owned 36.31% of the tenant-in-common interests and unaffiliated third-party investors owned the remaining 63.69% of the tenant-in-common interests in this property. The information contained herein represents Behringer Harvard REIT I, Inc.'s tenant-in-common ownership in this property.

QuickLinks

OPERATING INFORMATION
PROSPECTUS UPDATES
Suitability Standards
Risk Factors
Management
Federal Income Tax Considerations
Prior Performance Summary
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
Exhibit A Prior Performance Tables
TABLE I (UNAUDITED) EXPERIENCE IN RAISING AND INVESTING FUNDS
TABLE II (UNAUDITED) COMPENSATION TO SPONSOR
TABLE III (UNAUDITED) ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
Behringer Harvard REIT I, Inc.
Behringer Harvard Opportunity REIT I, Inc.
TABLE IV (UNAUDITED) RESULTS OF COMPLETED PROGRAMS